Exhibit 99.1

US GAAP Financial Results for 2015 Fiscal Year

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Overview	5

Consolidated Operations	9

Quarterly Operating Results	17

Liquidity and Capital Resources	19

Commitments, Contingencies and Guarantees	22

Outstanding Share Data	24

Application of Critical Accounting Policies	24

Change In / Initial Adoption of Accounting Policies	27

Controls and Procedures	28

Trends / Business Outlook	29

Certain Factors That May Affect Future Results	31

Management’s Report on Financial Statements and Internal Control Over Financial Reporting	44

Consolidated Balance Sheets	47

Consolidated Statements of Operations	48

Consolidated Statements of Comprehensive Income (Loss)	49

Consolidated Statements of Shareholders’ Equity	50

Consolidated Statements of Cash Flows	51

Notes to Consolidated Financial Statements	52

Corporate Information	81

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2015, is referred to as the “current fiscal year,” “fiscal 2015,” “2015” or using similar words. Our fiscal year, which ended on January 31, 2014, is referred to as the “previous fiscal year,” “fiscal 2014,” “2014” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2016 refers to the annual period ending January 31, 2016 and the “fourth quarter of 2016” refers to the quarter ending January 31, 2016.

This MD&A, which is prepared as of March 5, 2015, covers our year ended January 31, 2015, as compared to years ended January 31, 2014 and 2013. You should read the MD&A in conjunction with our audited consolidated financial statements for 2015. We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Annual Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest; mix of revenues between services revenues and license revenues and potential variances from period to period; our plans to focus on generating services revenues yet to continue to allow customers to elect to license technology in lieu of subscribing to services; our expected loss of revenues and customers; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; allocation of purchase price for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangibles and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital, capital expenditure, debt repayment requirements and our anticipated growth strategy; our ability to raise capital; our adoption of certain accounting standards and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements.  These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; Descartes’ continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes’ continued ability to identify and source attractive and executable business combination opportunities; Descartes’ ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” in this MD&A and in other documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada from time to time. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

Overview

We use technology and networks to simplify complex business processes. We are primarily focused on logistics and supply chain management business processes. Our solutions are predominantly cloud-based and are focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service (“SaaS”) solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; research and perform trade tariff and duty calculations and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Logistics is the management of the flow of resources between a point of origin and a point of destination – processes that move items (such as goods, people, information) from point A to point B. Supply chain management is broader than logistics and includes the sourcing, procurement, conversion and storage of resources for consumption by an enterprise. Logistics and supply chain management have been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated solutions for managing inventory in transit, conveyance units, people and business documents.

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing, adoption of additional customs and regulatory requirements and the increased rate of change in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end-customers frequently demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer logistics and supply chain management technologies is evolving, but a large number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our Global Logistics Network (“GLN”) and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, neutral, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, to the settlement and audit of the invoice.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries to securely and electronically file shipment and tariff/duty information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions
Descartes’ Logistics Technology Platform unites a growing global community of more than 173,000 parties, allowing them to transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive. Descartes’ Logistics Technology Platform is the simple, elegant synthesis of a network, applications and a community.

The Logistics Technology Platform fuses our GLN, an extensive logistics network covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management solutions. Designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes, the Logistics Technology Platform leverages the GLN’s multimodal logistics community to enable companies to quickly and cost-effectively connect and collaborate.

Descartes’ GLN, the underlying foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer companies access to a wide array of trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route or transform data to and from partners and leverage new and existing Descartes solutions on the network. The GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. This inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate themselves from their competitors.

Descartes’ Logistics Application Suite offers a wide array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. These solutions deliver value for a broad range of logistics intensive organizations, whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean or ground transportation. Descartes’ comprehensive suite of solutions includes:

•	Routing, Mobile and Telematics;
•	Transportation Management;
•	Customs & Regulatory Compliance;
•	Trade Data;
•	Global Logistics Network Services; and
•	Broker & Forwarder Enterprise Systems.

Powered by the Logistics Technology Platform, Descartes’ applications are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes’ solutions are designed to deliver functionality that can enhance a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ GLN community members enjoy extended command of operations and accelerated time-to-value relative to many alternative logistics solutions. Given the inter-enterprise nature of logistics, quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. Descartes’ GLN community comprises over 200,000 organizations collaborating in more than 160 countries. With that reach, many companies find that on joining the GLN community, a number of their trading partners are already members, with existing connection to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the GLN community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

Sales and Distribution
Our sales efforts are primarily directed towards two specific customer markets: (a) transportation companies and logistics service providers; and (b) manufacturer, retailer, distributor and mobile service providers (“MRDMs”). Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces, which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Fiscal 2015 Highlights
On April 1, 2014, we acquired privately-held Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”), a leading US-based provider of security filing solutions and air cargo management solutions for airlines and their partners. Specifically, Computer Management’s solutions help air carriers to improve operational efficiency and streamline security filing and customs clearance processes, directly and through coordination with ground handlers and container freight stations. The total purchase price for the acquisition was $6.7 million, net of cash acquired.

On April 16, 2014, we filed a final short-form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to our base shelf prospectus during the 25-month period that our base shelf prospectus, including any amendments thereto, remains valid is limited to $250 million.

On May 28, 2014, we amended our revolving debt facility, increasing the borrowing limit from $50.0 million to $77.0 million. The amended facility is comprised of a $75.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. All other terms, including security, interest rates and payment frequency, representations, warranties and guarantees, and covenants remain substantially unchanged from the original agreement. As of October 31, 2014, all amounts previously borrowed under the revolving debt facility have been repaid and the entire facility remains available for use.

On May 29, 2014, Allan Brett was appointed as our Chief Financial Officer. Mr. Brett is an experienced public company executive who served as Chief Financial Officer of Aastra Technologies Limited from June 1996 through to its January 2014 sale to Mitel Networks Corporation.

At our annual meeting of shareholders on May 29, 2014, our shareholders elected two new directors to our board of directors, being Jane O'Hagan, a senior executive in the transportation industry with many years of experience in the railway sector, and Edward J. Ryan, our Chief Executive Officer.  Following this meeting Eric Demirian was appointed Chair of our Board of Directors and John Walker was appointed Chair of our Audit Committee.

On May 30, 2014 we acquired all outstanding membership interests of privately-held Customs Info, LLC (“Customs Info”), a leading US-based provider of trade data content to power Global Trade Management (GTM) systems and streamline global trade automation. Customs Info provides comprehensive trade data and related research tools to multi-national shippers to help them reduce operating costs, improve customs compliance, and accelerate supply chain speed. The total purchase price for the acquisition was $39.5 million, net of cash acquired, which was funded by $34.1 million in cash and approximately 0.4 million Descartes common shares valued at $5.4 million.

On July 2, 2014, we completed a public offering of common shares in the United States and Canada at a price of $13.50 per common share pursuant to the short-form base shelf prospectus and related prospectus supplement filed in connection with the offering. The total offering of 10,925,000 common shares included the exercise in full by the underwriters of the 15% over-allotment option, for aggregate gross proceeds to Descartes of $147.5 million. Net proceeds to Descartes were approximately $142.1 million once expenses associated with the offering were deducted inclusive of the related deferred tax benefit on share issuance costs. Excluding share issuance costs payable and the deferred tax benefit on issuance costs, the net cash proceeds to Descartes were approximately $140.7 million.

On November 19, 2014, we acquired all the outstanding shares of privately-held Airclic Inc. (“Airclic”), a leading US-based provider of mobile solutions that help companies reduce the cost of delivering goods by automating traditional paper-based processes. Airclic's cloud-based mobile solutions help streamline and automate complex 'last mile' logistics processes. The total purchase price for the acquisition was $29.6 million, net of cash acquired, which was funded with cash on hand.

On December 5, 2014, we acquired all the outstanding shares of privately-held e-customs Inc. (“e-customs”), a leading provider of electronic security and fiscal customs filing solutions in the United Kingdom (“UK”). e-customs' cloud-based solution, Webdecs, provides both shippers and logistics service providers with a wide range of customs capabilities to cost effectively comply with UK fiscal filing and security filing requirements. The total purchase price for the acquisition was $9.6 million, net of cash acquired, which was funded with cash on hand. Additional contingent consideration of up to $1.2 million in cash is payable if certain revenue performance targets are met by e-customs during 2016.

On December 5, 2014, we acquired all the outstanding shares of privately-held Pentant Limited (“Pentant”), a leading UK-based Community System Provider offering customs connectivity and import/export inventory control solutions for ocean, truck and air cargo. Pentant provides its shipper and logistics service provider customers with a reliable and secure connection to both CHIEF (the central UK Revenue & Customs system) and ICS (the European Union Import Control System) to streamline declaration, cargo security and clearance processes. The total purchase price for the acquisition was $2.1 million, net of cash acquired, which was funded with cash on hand. Additional contingent consideration of up to $0.4 million in cash is payable if certain revenue performance targets are met by Pentant during 2016.

Consolidated Operations

The following table shows, for the fiscal years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):
Year ended	January 31,	January 31,	January 31,
	2015	2014	2013
Total revenues	170.9	151.3	126.9
Cost of revenues	54.8	49.0	42.4
Gross margin	116.1	102.3	84.5
Operating expenses	68.8	63.1	50.8
Other charges	2.9	6.5	2.3
Amortization of intangible assets	21.7	18.0	14.2
Income from operations	22.7	14.7	17.2
Investment income	0.3	0.1	-
Interest expense	(1.1)	(1.0)	-
Income before income taxes	21.9	13.8	17.2
Income tax expense
Current	2.8	1.8	2.1
Deferred	4.0	2.4	(0.9)
Net income	15.1	9.6	16.0

EARNINGS PER SHARE
BASIC	0.21	0.15	0.26
DILUTED	0.21	0.15	0.25
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
BASIC	70,559	62,841	62,556
DILUTED	71,584	64,370	63,860
OTHER PERTINENT INFORMATION
Total assets	444.2	344.5	276.1
Non-current financial liabilities	-	31.8	-

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized when hardware is shipped. License revenues are derived from perpetual licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a percentage of total revenues) generated over each of the periods indicated:

Year ended	January 31,	January 31,	January 31,
	2015	2014	2013
Services revenues	159.1	137.8	116.8
Percentage of total revenues	93%	91%	92%

License revenues	11.8	13.5	10.1
Percentage of total revenues	7%	9%	8%
Total revenues	170.9	151.3	126.9

Our services revenues were $159.1 million, $137.8 million and $116.8 million in 2015, 2014 and 2013, respectively. The increase in 2015 compared to 2014 was primarily due to the inclusion of a full period of services revenues from the 2014 acquisitions of KSD Software Norway AS (“KSD”), Compudata AG (“Compudata”) and Impatex Freight Software Ltd. (“Impatex”) as well as services revenues from the fiscal 2015 acquisitions of Computer Management, Customs Info, Airclic, e-customs and Pentant. Services revenues in 2015 were negatively impacted by the weakening of the euro, Canadian dollar, Norwegian krone and Swedish krona compared to the US dollar.

The increase in 2014 compared to 2013 was primarily attributable to the inclusion of services revenues from the 2013 acquisitions of Infodis B.V. (“Infodis”), Integrated Export Systems, Ltd. (“IES”), and Exentra Transport Solutions Limited (“Exentra”), as well as services revenues from the 2014 acquisitions of KSD, Compudata, and Impatex. These increases were partially offset by a decrease in hardware revenue related to our telematics business. Services revenues in 2014 were positively impacted by the strengthening of the euro and negatively by the weakening of the Canadian dollar compared to the US dollar. These impacts resulted in a net positive impact from fluctuations in foreign exchange rates in 2014 compared to 2013.

Our license revenues were $11.8 million, $13.5 million and $10.1 million in 2015, 2014 and 2013, respectively. The decrease in license revenues in 2015 compared to 2014 was primarily due to the inclusion of a significant license sale made to one specific customer in the first quarter of 2014. The increase in 2014 compared to 2013 was primarily attributable to increased license revenues from the acquisition of KSD. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our omni-channel retailing and home delivery logistics solutions. The amount of license revenues in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

As a percentage of total revenues, our services revenues were 93%, 91% and 92% in 2015, 2014 and 2013, respectively. Our high percentage of services revenues reflects our emphasis on selling to new customers and expanding product offerings to existing customers under our SaaS business model.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our revenues by geographic location of customer (in millions of dollars and as a percentage of total revenues):

Year Ended	January 31,	January 31,	January 31,
	2015	2014	2013
United States	72.8	68.9	60.4
Percentage of total revenues	43%	46%	48%

Europe, Middle-East and Africa (“EMEA”), excluding Belgium and Netherlands	44.1	33.1	16.9
Percentage of total revenues	26%	22%	13%

Canada	15.2	14.4	14.2
Percentage of total revenues	9%	9%	11%

Netherlands	14.9	14.5	12.4
Percentage of total revenues	9%	9%	10%

Belgium	14.0	14.9	15.7
Percentage of total revenues	7%	10%	12%

Asia Pacific	8.9	4.5	6.2
Percentage of total revenues	5%	3%	5%

Americas, excluding Canada and United States	1.0	1.0	1.1
Percentage of total revenues	1%	1%	1%
Total revenues	170.9	151.3	126.9

Revenues from the United States were $72.8 million, $68.9 million and $60.4 million in 2015, 2014 and 2013, respectively. The increase in 2015 compared to 2014 was primarily attributable to the inclusion of United States-based revenue from the 2015 acquisitions of Computer Management, Customs Info and Airclic.

The increase in 2014 compared to 2013 was primarily attributable to the inclusion of a full year of United States-based revenue from the 2013 acquisition of IES. Also contributing to the increase in 2014 was increased United States-based license revenues and maintenance revenues. The increase in United States-based professional services revenues in 2014 compared to 2013 was primarily attributable to a few significant ongoing projects.

Revenues from the EMEA region, excluding Belgium and Netherlands, were $44.1 million, $33.1 million and $16.9 million in 2015, 2014 and 2013, respectively. The increase in 2015 compared to 2014 was primarily due to the inclusion of European-based revenues from the acquisitions of Compudata, Impatex and e-customs as well as increased professional services revenues. European-based revenues for 2015 compared to 2014 were negatively impacted by the weakening of the euro, Norwegian krone and Swedish krona compared to the US dollar.

The increase in 2014 compared to 2013 was primarily attributable to the inclusion of a full year of European-based revenues from the 2014 acquisition of KSD. Revenues in 2014 were also positively impacted by the inclusion of a full period of revenues from the 2013 acquisition of Exentra and a partial period of revenues from the 2014 acquisitions of Compudata and Impatex. Revenues from the EMEA region, excluding Belgium and Netherlands also benefited from increased license revenues in 2014 compared to 2013.

Revenues from Canada were $15.2 million, $14.4 million and $14.2 million in 2015, 2014 and 2013, respectively. The increase in 2015 compared to 2014 is principally due to increased license revenues in the region. Partially offsetting this increase, revenues from Canada were negatively impacted by the weakening of the Canadian dollar compared to the US dollar.

The increase in 2014 compared to 2013 was primarily attributable to increased services revenues in the region. Partially offsetting this increase, revenues from Canada were negatively impacted by the weakening of the Canadian dollar compared to the US dollar.

Revenues from Netherlands were $14.9 million, $14.5 million and $12.4 million in 2015, 2014 and 2013, respectively. The increase in 2015 compared to 2014 was primarily due to the inclusion of a full period of Netherlands-based revenues from the 2014 acquisition of KSD, which was partially offset by the weakening of the euro as compared to the US dollar.

The increase in 2014 compared to 2013 was primarily attributable to the inclusion of a full period of Netherlands-based revenues from the 2013 acquisition of Infodis and a partial period of revenues from the 2014 acquisition of KSD. Revenues from Netherlands were also positively impacted in 2014 by the strengthening of the euro compared to the US dollar.

Revenues from Belgium were $14.0 million, $14.9 million and $15.7 million in 2015, 2014 and 2013, respectively. The decrease in 2015 compared to 2014 was primarily a result of decreased services revenues primarily a result of the weakening of the euro as compared to the US dollar.

Revenues from the Asia Pacific region were $8.9 million, $4.5 million and $6.2 million in 2015, 2014 and 2013, respectively. The increase in 2015 compared to 2014 is primarily due to increased license revenues in the region as well as increased services revenues associated with Descartes’ “Japan Ocean Advanced Filing Rule” solution which helps customers comply with Japan’s new advanced cargo security initiative.

The decrease in 2014 compared to 2013 was primarily attributable to a decrease in hardware revenues in the region related to our telematics business as well as decreased license revenues and professional services revenues in the Asia Pacific region. Partially offsetting this decrease was the inclusion of a full year of Asia Pacific based revenues from the 2013 acquisition of IES.

Revenues from the Americas region, excluding Canada and the United States, were $1.0 million, $1.0 million and $1.1 million in 2015, 2014 and 2013, respectively. Revenues in 2015 are consistent when compared to 2014.

The decrease in 2014 compared to 2013 was primarily attributable to a decrease in hardware revenues related to our telematics business in the region.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2015	2014	2013
Services
Services revenues	159.1	137.8	116.8
Cost of services revenues	53.0	47.7	41.1
Gross margin	106.1	90.1	75.7
Gross margin percentage	67%	65%	65%

License
License revenues	11.8	13.5	10.1
Cost of license revenues	1.8	1.3	1.3
Gross margin	10.0	12.2	8.8
Gross margin percentage	85%	90%	87%

Total
Revenues	170.9	151.3	126.9
Cost of revenues	54.8	49.0	42.4
Gross margin	116.1	102.3	84.5
Gross margin percentage	68%	68%	67%

Cost of services revenues consists of internal costs of running our systems and applications, hardware costs, and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues was 67%, 65% and 65% in 2015, 2014 and 2013, respectively. The margin in 2015 was positively impacted by inclusion of the acquisitions of Compudata, Impatex, Computer Management, Airclic and e-customs which was partially offset by the inclusion of the acquisition of KSD, as well as the operating results of our telematics business, which operate at margins lower than our other services revenue streams.

Gross margin in 2014 compared to 2013 was positively impacted by the inclusion of the acquisitions of IES which operates at margins higher than our other service revenue streams. We also realized synergies with regards to acquisitions integrated into our operations in 2014 and 2013. Offsetting this increase were the lower margins associated with the acquisition of KSD and our telematics business.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees and royalties.

Gross margin percentage for license revenues was 85%, 90% and 87% in 2015, 2014 and 2013, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa.

Operating expenses consisting of sales and marketing, research and development and general and administrative expenses, were $68.8 million, $63.1 million and $50.8 million for 2015, 2014 and 2013, respectively. The increase in 2015 compared to 2014 was primarily due to the inclusion of a full period of operating expenses from the acquisition of KSD and operating expenses from the acquisitions of Impatex, Compudata, Customs Info, Airclic and, to a lesser extent, Computer Management, e-customs and Pentant. Operating expenses in 2015 were also impacted by fees to value-added resellers and strategic marketing alliances associated with selling and marketing our solutions, particularly in the Asia Pacific region. These increases were partially offset by a reduction in professional fees during 2015. Operating expenses in 2015 were positively impacted by the weakening of the Canadian dollar, euro Swedish krona and Norwegian krone compared to the US dollar.

The increase in 2014 compared to 2013 was primarily attributable to the inclusion of operating expenses from the 2014 acquisition of KSD as well as the 2013 acquisitions of Infodis, IES and Exentra, and to a lesser extent the 2014 acquisitions of Compudata and Impatex. Operating expenses also increased in 2014 compared to 2013 related to compensation costs associated with deferred share units (“DSUs”) and stock-based compensation expense. The increase in DSU compensation costs was primarily attributable to mark-to-market adjustments to reflect the appreciation in the value of our common shares in 2014 compared to 2013, while the increase in stock-based compensation expense was primarily attributable to performance share units (“PSUs”) and restricted share units (“RSUs”) granted in the second quarter of 2013 and first quarter of 2014. Operating expenses in 2014 were positively impacted by the weakening of the Canadian dollar and negatively impacted by the strengthening of the euro, in each case, compared to the US dollar. These impacts resulted in a net positive impact on operating expenses from fluctuations in foreign exchange rates year over year.

The following table provides additional analysis of operating expenses (in millions of dollars and as a percentage of total revenues) for the periods indicated:

Year ended	January 31,	January 31,	January 31,
	2015	2014	2013
Total revenues	170.9	151.3	126.9

Sales and marketing expenses	20.4	16.7	13.8
Percentage of total revenues	12%	11%	11%

Research and development expenses	28.1	25.9	21.3
Percentage of total revenues	16%	17%	17%

General and administrative expenses	20.3	20.5	15.7
Percentage of total revenues	12%	14%	12%

Total operating expenses	68.8	63.1	50.8
Percentage of total revenues	40%	42%	40%

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $20.4 million, $16.7 million and $13.8 million in 2015, 2014 and 2013, respectively. Sales and marketing expenses as a percentage of total revenues were 12% in 2015 and 11% in each of 2014 and 2013, respectively. The increase in sales and marketing expenses in 2015 compared to 2014 was primarily due to the inclusion of sales and marketing expenses from the acquisitions of KSD, Compudata, Impatex, Customs Info and Airclic. Sales and marketing expenses in 2015 were also impacted by increased fees to value-added resellers and strategic marketing alliances associated with selling and marketing our solutions, particularly in the Asia Pacific region. Sales and marketing expenses in 2015 were positively impacted by the weakening of the Canadian dollar, euro Swedish krona and Norwegian krone compared to the US dollar.

The increase in sales and marketing expenses in 2014 compared to 2013 was primarily attributable to the inclusion of sales and marketing expenses from the 2014 acquisition of KSD, since the date of acquisition, as well as the 2013 acquisitions of Infodis, IES and Exentra.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2015, 2014 and 2013, as applicable. Research and development expenses were $28.1 million, $25.9 million and $21.3 million in 2015, 2014 and 2013, respectively. Research and development expenses as a percentage of total revenues were 16% in 2015 and 17% in each of 2014 and 2013. The increase in research and development expenses in 2015 as compared to 2014 was primarily due to increased payroll and related costs from the acquisitions of KSD, Impatex, Computer Management, Customs Info and Airclic. Research and development expenses in 2015 were positively impacted by the weakening of the Canadian dollar and euro compared to the US dollar.

The increase in research and development expenses in 2014 compared to 2013 was primarily attributable to increased payroll and related costs from the inclusion of research and development expenses from the 2014 acquisition of KSD as well as the 2013 acquisitions of Infodis, IES and Exentra.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $20.3 million, $20.5 million and $15.7 million in 2015, 2014 and 2013, respectively. General and administrative expenses as a percentage of total revenues were 12%, 14% and 12% in 2015, 2014 and 2013, respectively. The decrease in general and administrative expenses is primarily attributable to the weakening of the Canadian dollar compared to the US dollar and a reduction in professional fees in 2015. This decrease was partially offset by increased general and administrative expenses from the acquisitions of KSD, Compudata, Impatex, Customs Info and Airclic.

The increase in general and administrative expenses in 2014 compared to 2013 was primarily attributable to the inclusion of general and administrative expenses from the 2014 acquisition of KSD, since the date of acquisition. Operating expenses also increased in 2014 compared to 2013 for compensation costs related to DSUs and stock-based compensation expense. The increase in DSU compensation costs is primarily attributable to the appreciation in the value of our common shares in the period, while the increase in stock-based compensation expense is primarily attributable to PSUs and RSUs granted in the second quarter of 2013 and first quarter of 2014. We also incurred increased professional fees in 2014 compared to 2013, primarily related to investing in rationalization of our corporate structure, including strategic tax planning.

Other charges consist primarily of acquisition-related costs with respect to completed and prospective acquisitions, restructuring charges and executive departure charges.  Other charges were $2.9 million, $6.5 million and $2.3 million in 2015, 2014 and 2013, respectively. Other charges were comprised of restructuring costs of $0.8 million, $1.9 million and $1.0 million in 2015, 2014 and 2013, respectively, acquisition-related costs of $1.7 million, $1.3 million and $1.4 million in 2015, 2014 and 2013, respectively, and executive departure charges of $0.4 million, $3.3 million and nil in 2015, 2014 and 2013, respectively. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs with respect to completed and prospective acquisitions. Restructuring costs relate to the integration of previously completed acquisitions and other cost-reduction activities. The decrease in other charges in 2015 compared to 2014 was primarily a result of a reduction in executive departure charges. Partially offsetting this decrease was an increase in acquisition-related costs due to the timing of acquisition activities.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, in each case associated with acquisitions completed by us as of the end of each reporting period. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $21.7 million, $18.0 million and $14.2 million in 2015, 2014 and 2013, respectively. The increase in amortization expense over those three years primarily arose from the addition of businesses that we acquired during that period. As at January 31, 2015, the unamortized portion of all intangible assets amounted to $115.1 million.

We test the carrying value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible assets is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Investment income was $0.3 million, $0.1 million and nil in 2015, 2014 and 2013, respectively. The increase in investment income was primarily attributable to changes in the average cash and cash equivalents balance during the periods. Investment income is reflective of current market rates.

Interest expense was $1.1 million, $1.0 million and nil in 2015, 2014 and 2013, respectively. Interest expense arises primarily due to the amount borrowed and outstanding on our revolving debt facility. As of January 31, 2015, all amounts previously borrowed under the revolving debt facility have been repaid and no amounts remain owing.

Income tax expense is comprised of current and deferred income tax expense (recovery). Income tax expense for 2015, 2014 and 2013 was 31%, 30% and 7% of income before income taxes, respectively, with current income tax expense being 13%, 13% and 12% of income before income taxes, respectively.

Income tax expense – current was $2.8 million, $1.8 million and $2.1 million in 2015, 2014 and 2013, respectively. The increase in current income tax expense in 2015 as compared to 2014 is primarily as a result of income in the US, Netherlands and EMEA region which is not sheltered by loss carry-forwards.

The decrease in current income tax expense in 2014 as compared to 2013 was primarily attributable to changes in the estimate of our uncertain tax positions.

Income tax expense (recovery) – deferred was $4.0 million, $2.4 million and ($0.9) million in 2015, 2014 and 2013, respectively. Deferred income tax expense increased in 2015 compared to 2014 primarily due to a release of valuation allowance which decreased tax expense by $2.7 million in 2014, while only $1.2 million of valuation allowance was released in 2015.

Deferred income tax expense increased in 2014 compared to 2013 primarily due to a release of valuation allowance which decreased income tax expense by $4.0 million in 2013, while only $2.7 million of valuation allowance was released in 2014.

Net income was $15.1 million, $9.6 million and $16.0 million in 2015, 2014 and 2013, respectively. The $5.5 million increase in 2015 compared to 2014 was primarily a result of a $13.8 million increase in gross margin and a $3.6 million decrease in other charges. Partially offsetting this increase was a $5.7 million increase in operating expense, a $3.7 million increase in amortization of intangible assets and a $2.6 million increase in income tax expense.

The $6.4 million decrease in 2014 compared to 2013 was primarily a result of a $12.3 million increase in operating expenses, a $4.2 million increase in other charges, a $3.8 million increase in amortization of intangible assets, a $3.0 million increase in income tax expense and a $1.0 million increase in interest expense. This decrease was partially offset by a $17.8 million increase in gross margin.

Quarterly Operating Results

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2014	2014	2014	2015
2015
Revenues	40,836	42,680	43,057	44,287	170,860
Gross margin	27,587	28,860	29,181	30,353	115,981
Operating expenses	16,418	17,284	17,236	17,876	68,814
Net income	3,694	3,613	4,157	3,595	15,059
Basic earnings per share	0.06	0.05	0.06	0.05	0.21
Diluted earnings per share	0.06	0.05	0.05	0.05	0.21
Weighted average shares outstanding (thousands):
Basic	63,667	67,559	75,324	75,460	70,559
Diluted	64,817	68,567	76,190	76,303	71,584

	April 30,	July 31,	October 31,	January 31,	Total
	2013	2013	2013	2014
2014
Revenues	34,031	38,195	38,763	40,305	151,294
Gross margin	23,475	25,244	26,015	27,517	102,251
Operating expenses	14,314	15,805	16,020	16,932	63,071
Net income	2,807	1,740	2,183	2,882	9,612
Basic earnings per share	0.04	0.03	0.03	0.05	0.15
Diluted earnings per share	0.04	0.03	0.03	0.04	0.15
Weighted average shares outstanding (thousands):
Basic	62,669	62,711	62,737	63,242	62,841
Diluted	64,024	64,183	64,301	64,658	64,370

	April 30,	July 31,	October 31,	January 31,	Total
	2012	2012	2012	2013
2013
Revenues	29,862	30,537	32,685	33,799	126,883
Gross margin	19,276	19,957	22,253	22,998	84,484
Operating expenses	11,357	11,569	13,581	14,218	50,725
Net income	2,606	2,487	3,115	7,788	15,996
Basic earnings per share	0.04	0.04	0.05	0.12	0.26
Diluted earnings per share	0.04	0.04	0.05	0.12	0.25
Weighted average shares outstanding (thousands):
Basic	62,454	62,535	62,599	62,633	62,556
Diluted	63,836	63,869	63,793	63,910	63,860

Revenues have been positively impacted by the eleven acquisitions that we have completed since the beginning of 2013. In addition, over the past three fiscal years we have seen increased transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of US, Canadian, EU and Asia security and customs regulations.

Our services revenues continue to have seasonal trends. In the first fiscal quarter of each year, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In the second fiscal quarter of each year, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third fiscal quarter of each year, we have historically seen shipment and transactional volumes at their highest. In the fourth fiscal quarter of each year, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

In the fourth quarter of 2015, revenues were positively impacted by the acquisitions of Airclic, e-customs and Pentant. Net income was negatively impacted in the fourth quarter of 2015 by $1.4 million in other charges associated with restructuring and acquisition-related costs related to completed and prospective acquisitions and $0.8 million in DSU compensation costs primarily attributable to mark-to-market adjustments to reflect the appreciation in the value of our common shares in the quarter. A deferred income tax recovery of $1.3 million in the UK also favourably contributed to net income in the fourth quarter of 2015.

In the third quarter of 2015, revenues and net income were positively impacted by the inclusion of a full quarter of operations from the acquisition of Customs Info. Net income was negatively impacted by $0.2 million of other charges.

In the second quarter of 2015, revenues and net income were positively impacted by the inclusion of a full quarter of operations from the acquisition of Computer Management as well as a partial period of operations from the acquisition of Customs Info. Net income was negatively impacted by $0.7 million of other charges as well as $0.4 million of interest expense related to the revolving debt facility.

In the first quarter of 2015, revenues and net income were positively impacted by the inclusion of a full quarter of operations from the acquisitions of KSD, Compudata and Impatex, as well as a partial period of operations from the acquisition of Computer Management. Net income was negatively impacted by $0.6 million of other charges, primarily attributable to acquisition-related costs with respect to completed and prospective acquisitions, as well as $0.4 million of interest expense related to amounts borrowed and outstanding on the revolving debt facility.

In 2014, revenues and net income were positively impacted by the inclusion of a full period of operations from our fiscal 2013 acquisitions of Infodis, IES and Exentra as well as the inclusion of a partial period of operations from our fiscal 2014 acquisitions of Compudata and to a lesser extent Impatex. While the acquisition of KSD contributed positively to fiscal 2014 revenues, it contributed a net loss of $1.7 million, including $1.7 million of restructuring charges and $1.8 million of amortization of intangible assets. License revenues and gross margin from license revenues were positively impacted by the inclusion of significant license sales to three specific customers during 2014. Net income for 2014 was negatively impacted by a $3.3 million charge related to the departure of our former Chairman and CEO during the fourth quarter of 2014, as well as $1.1 million, $0.6 million and $0.1 million of restructuring costs during the second, third and fourth quarters of 2014, respectively. Acquisition-related costs with respect to completed and prospective acquisitions of $0.3 million, $0.2 million, $0.2 million and $0.7 million in the first, second, third and fourth quarters of 2014, respectively, and interest expense on our revolving debt facility of $0.3 million in each of the second, third and fourth quarters of 2014 reduced net income. Net income was also negatively impacted by $0.6 million in DSU and $0.4 million in CRSU compensation costs, primarily attributable to mark-to-market adjustments to reflect an appreciation in the value of our common shares in the fourth quarter of 2014. A deferred tax recovery of $2.8 million in the UK and Canada favourably contributed to net income in the fourth quarter of 2014.

In 2013, revenues and net income were impacted by the acquisitions of Infodis, IES and Exentra. License revenues and gross margin from license revenues in the third and fourth quarters of 2013 were higher than any of the previous quarters presented in the above table as license revenues in these periods included certain larger license sales. Net income was negatively impacted by $0.4 million, $0.7 million and $0.3 million of acquisition-related costs with respect to completed and prospective acquisitions expensed in the first, second and fourth quarters of 2013, respectively, and $0.4 million and $0.2 million of restructuring charges for the second and fourth quarters of 2013, respectively. A deferred income tax recovery in the UK of $5.3 million also favourably contributed to net income in the fourth quarter of 2013.

Our weighted average shares outstanding has increased since the first quarter of 2013 due to the public offering of common shares completed on July 2, 2014, common shares issued in relation to the acquisition of Customs Info and common shares issued pursuant to periodic employee stock option exercises.

Liquidity and Capital Resources

Cash and cash equivalents include short-term deposits with original maturities of three months or less. We had $118.1 million and $62.7 million in cash and cash equivalents as at January 31, 2015 and January 31, 2014, respectively. All cash and cash equivalents were held in interest-bearing bank accounts or certificates of deposit, primarily with major Canadian, US and European banks.

Debt facility. As of January 31, 2015, all amounts previously borrowed under the revolving debt facility have been repaid and no amounts remain owing. We are in compliance with the covenants of the revolving debt facility as of January 31, 2015. On May 28 2014, we amended our revolving debt facility, increasing the borrowing limit from $50.0 million to $77.0 million. The amended facility is comprised of a $75.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. Borrowings under the credit agreement are secured by a first charge over substantially all of our assets. Depending on the type of advance under the available facilities, interest will be charged on advances at a rate of either i) Canada prime rate or US base rate plus 0% to 1.5%; or ii) LIBOR plus 1.5% to 3%. Undrawn amounts are charged a standby fee of between 0.3% and 0.5%. Interest is payable monthly in arrears under both facilities. Standby fees are payable quarterly in arrears. The revolving debt facility contains certain customary representations, warranties and guarantees, and covenants.

Short-form base shelf prospectus. On April 16, 2014, we filed a final short-form base shelf prospectus, allowing us to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by us (or certain of our current or future shareholders) pursuant to our base shelf prospectus during the 25-month period that our base shelf prospectus, including any amendments thereto, remains valid is limited to $250 million.

On July 2, 2014, we completed a public offering of common shares in the United States and Canada at a price of $13.50 per common share pursuant to the short-form base shelf prospectus and related prospectus supplement filed in connection with the offering. The total offering of 10,925,000 Common Shares included the exercise in full by the underwriters of the 15% overallotment option for aggregate gross proceeds to Descartes of $147.5 million. Net proceeds to Descartes were approximately $142.1 million once expenses associated with the offering were deducted inclusive of the related deferred tax benefit on share issuance costs. Excluding share issuance costs payable and the deferred tax benefit on issuance costs, the net cash proceeds to Descartes were approximately $140.7 million.

Working capital. As at January 31, 2015, our working capital (current assets less current liabilities) was $116.6 million. Current assets primarily include $118.1 million of cash and cash equivalents, $22.6 million of current trade receivables and $8.7 million of deferred tax assets. Current liabilities primarily include $16.7 million of accrued liabilities, $15.3 million of deferred revenue and $4.6 million of accounts payable. Our working capital has increased since January 31, 2014 by $50.7 million, primarily due to cash provided by operating activities and cash received from the public offering, which was partially offset by repayment of the revolving debt facility and cash used in the acquisitions of Computer Management, Customs Info, Airclic, e-customs and Pentant.

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, issuances of common shares and proceeds from debt. We anticipate that, considering the above, we have sufficient liquidity to fund our current cash requirements for working capital, contractual commitments, capital expenditures and other operating needs. We also believe that we have the ability to generate sufficient amounts of cash and cash equivalents in the long term to meet planned growth targets and to fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to continue to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake further financing transactions, including draws on our revolving debt facility or equity offerings, in connection with any such potential strategic transaction.

If any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be reinvested in the subsidiary indefinitely. Of the $118.1 million of cash and cash equivalents as at January 31, 2015, $109.1 million was held by our foreign subsidiaries, most significantly in the United States with lesser amounts held in other countries in the EMEA and Asia Pacific regions. To date, we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends, or if the shares of the foreign subsidiaries are sold or transferred, then we would likely be subject to additional Canadian income taxes, net of the impact of any available foreign tax credits, which could result in a higher effective tax rate. However, since we currently anticipate investing outside of Canada, it is our current intent to permanently reinvest unremitted earnings in our foreign subsidiaries.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

Year ended	January 31,	January 31,	January 31,
	2015	2014	2013
Cash provided by operating activities	49.5	42.6	30.3
Additions to capital assets	(2.7)	(2.4)	(3.5)
Settlement of acquisition earn-out	-	-	(0.6)
Acquisition of subsidiaries, net of cash acquired	(82.2)	(58.7)	(54.1)
Proceeds from borrowing on debt facility	20.0	46.3	-
Payment of debt issuance costs	(0.4)	(0.7)	-
Repayments of debt	(63.3)	(3.7)	(0.1)
Issuance of common shares, net of issuance costs	140.7	3.6	0.7
Settlement of stock options	(0.4)	(1.4)	(1.5)
Effect of foreign exchange rate on cash and cash equivalents	(5.8)	(0.5)	0.9
Net change in cash and cash equivalents	55.4	25.1	(27.9)
Cash and cash equivalents, beginning of period	62.7	37.6	65.5
Cash and cash equivalents, end of period	118.1	62.7	37.6

Cash provided by operating activities was $49.5 million, $42.6 million and $30.3 million for 2015, 2014 and 2013, respectively. For 2015, the $49.5 million of cash provided by operating activities resulted from $15.1 million of net income, plus adjustments for $30.5 million of non-cash items included in net income and plus $3.9 million of cash generated from changes in our operating assets and liabilities. For 2014, the $42.6 million of cash provided by operating activities resulted from $9.6 million of net income, plus adjustments for $26.3 million of non-cash items included in net income and plus $6.7 million of cash generated from changes in our operating assets and liabilities. For 2013, the $30.3 million of cash provided by operating activities resulted from $16.0 million of net income, plus adjustments for $17.7 million of non-cash items included in net income and less $3.4 million of cash used from changes in our operating assets and liabilities. Cash provided by operating activities increased in 2015 compared to 2014, primarily due to net income adjusted for non-cash expenses which increased $9.7 million.

The increase in cash provided by operating activities in 2014 compared to 2013 was primarily attributable to decreased net operating assets which generated $10.1 million of cash in 2014. This decrease was primarily related to collection of trade and other receivables as well as increased accrued liabilities.

Additions to capital assets were $2.7 million, $2.4 million and $3.5 million in 2015, 2014 and 2013, respectively. Additions to capital assets were greater in 2013 as compared to 2014 and 2015 primarily due to investments in the phased implementation of a new ERP system.

Settlement of acquisition earn-out of $0.6 million in 2013 reflects a partial payout of the earn-out adjustment in respect of our August 17, 2007 acquisition of Global Freight Exchange Limited. Specific performance targets were met during the period ending August 17, 2011, resulting in an additional amount payable to the former owners.

Acquisition of subsidiaries, net of cash acquired was $82.2 million, $58.7 million and $54.1 million in 2015, 2014 and 2013, respectively. In 2015, the $82.2 million was related to the acquisitions of Computer Management, Customs Info, Airclic, e-customs and Pentant. In 2014, the $58.7 million was related to the acquisitions of KSD, Compudata and Impatex. For 2013, the $54.1 million was related to the acquisitions of Infodis, IES and Exentra.

Proceeds from borrowing on debt facility of $20.0 million, $46.3 million and nil in 2015, 2014 and 2013, respectively, were a result of borrowing on our revolving debt facility to finance our 2014 acquisitions of KSD, Compudata and Impatex and 2015 acquisition of Customs Info.

Payment of debt issuance costs of $0.4 million, $0.7 million and nil in 2015, 2014 and 2013, respectively, relate to costs paid in establishing and amending the terms of the revolving debt facility.

Repayments of debt of $63.3 million, $3.7 million and $0.1 million in 2015, 2014 and 2013, respectively, relate to principle repayments on our revolving debt facility and repayment of debt acquired from the acquisitions of KSD and Customs Info.

Issuance of common shares, net of issuance costs of $140.7 million, $3.6 million and $0.7 million in 2015, 2014 and 2013, respectively. The increase in 2015 was primarily a result of the public share offering. The $3.7 million in 2014 and $0.7 million in 2013 was a result of the exercise of employee stock options.

Settlement of stock options of $0.4 million, $1.4 million and $1.5 million in 2015, 2014 and 2013, respectively, was a result of the settlement of tandem stock appreciation rights exercised upon the surrender of stock options.

Commitments, Contingencies and Guarantees

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating and capital lease obligations:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	4.8	5.2	1.4	-	11.4
Capital lease obligations	0.3	0.2	-	-	0.5
Total	5.1	5.4	1.4	-	11.9

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2018. The future minimum amounts payable under these lease agreements are outlined in the table above.

Other Obligations
Deferred Share Unit and Cash-Settled Restricted Share Unit Plans
As described in Note 2 to these consolidated financial statements, we maintain DSU and CRSU plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested CRSUs of $0.7 million for which no liability was recorded on our consolidated balance sheet at January 31, 2015, in accordance with ASC Topic 718, “Compensation – Stock Compensation”. As at January 31, 2015 there were no unvested DSUs. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Business combination agreements
In respect of our acquisition of Customs Info in the second quarter of fiscal 2015, up to $3.9 million in cash may have become payable had certain revenue performance targets been met by Customs Info during the calendar year 2014. The revenue performance targets were not met during the performance period and as a result no amount is payable related to the contingent consideration.

In respect of our acquisition of e-customs in the fourth quarter of fiscal 2015, up to approximately $1.2 million (GBP 0.8 million) in cash may become payable if certain revenue performance targets are met by e-customs during 2016.

In respect of our acquisition of Pentant in the fourth quarter of fiscal 2015, up to approximately $0.4 million (GBP 0.3 million) in cash may become payable if certain revenue performance targets are met by Pentant during 2016.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreements with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Outstanding Share Data

We have an unlimited number of common shares authorized for issuance. As of March 5, 2015, we had 75,480,492 common shares issued and outstanding.

On July 2, 2014, we completed a public offering of common shares in the United States and Canada at a price of $13.50 per common share pursuant to the short-form base shelf prospectus and related prospectus supplement filed in connection with the offering. The total offering of 10,925,000 common shares included the exercise in full by the underwriters of the 15% over-allotment option, for aggregate gross proceeds to Descartes of $147.5 million. Net proceeds to Descartes were approximately $142.1 million once expenses associated with the offering were deducted inclusive of the related deferred tax benefit on share issuance costs. Excluding share issuance costs payable and the deferred tax benefit on issuance costs, the net cash proceeds to Descartes were approximately $140.7 million.

As of March 5, 2015, there were 953,264 options issued and outstanding, and 217,264 remaining available for grant under all stock option plans. As of March 5, 2015, there were 174,258 performance share units (“PSUs”) and 175,592 restricted share units (“RSUs”) issued and outstanding, and 438,289 remaining available for grant under all performance and restricted share unit plans.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. At our annual shareholders meeting held on May 29, 2014, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2017 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Application of Critical Accounting Policies

Our consolidated financial statements included herein and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the fiscal 2015 consolidated financial statements.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the fiscal 2015 consolidated financial statements:

Revenue recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the receivable from the customer, the amount of revenue to allocate to individual elements in a multiple element arrangement, the selling price and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Impairment of long-lived assets
We test long-lived assets, such as capital assets and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be an impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

Goodwill
We test for impairment of goodwill at least annually during our third quarter of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Our operations are analyzed by management and our chief operating decision maker as being part of a single industry segment providing logistics technology solutions. Accordingly, our goodwill impairment assessment is based on the allocation of goodwill to a single reporting unit.

We will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, assessing qualitative factors and determining the fair value of each reporting unit. Significant judgments are required to estimate the fair value of reporting units and include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Stock-based compensation plans
Stock Options
We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from the grant date and expire seven years from the grant date. Directors’ and officers’ stock options generally have quarterly vesting over a three- to five-year period. We issue new shares from treasury upon the exercise of a stock option.

The fair value of employee stock option grants that are ultimately expected to vest are amortized to expense in our consolidated statement of operations based on the straight-line attribution method. The fair value of stock option grants is calculated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Performance & Restricted Share Units
We maintain a performance and restricted share unit plan effective pursuant to which certain of our employees are eligible to receive grants of performance share units and restricted share units.

PSUs vest at the end of a three-year performance period. The ultimate number of PSUs that vest is based on the total shareholder return (“TSR”) of our Company relative to the TSR of companies comprising a peer index group. TSR is calculated based on the weighted-average closing price of shares for the five trading days preceding the beginning and end of the performance period. The fair value of PSUs is expensed to stock-based compensation expense over the vesting period. PSUs expire ten years from the grant date. New shares are issued from treasury upon the redemption of a PSU.

PSUs are measured at fair value estimated using a Monte Carlo Simulation approach. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of PSUs at the time of the grant. The expected PSU life is based on the historical life of our stock options and other factors.

RSUs vest annually over a three-year period starting from the grant date and expire ten years from the grant date. We issue new shares from treasury upon the redemption of an RSU.

RSUs are measured at fair value based on the closing price of our common shares for the day preceding the date of the grant and will be expensed to stock-based compensation expense over the vesting period.

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004, pursuant to which non-employee directors are eligible to receive grants of deferred share units, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

Cash-Settled Restricted Share Unit Plan
Our board of directors adopted a cash-settled restricted share unit plan effective as of May 23, 2007, pursuant to which certain of our employees and outside directors are eligible to receive grants of CRSUs, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The CRSUs generally vest based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31st of the calendar year of a vesting date.

Income Taxes
We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We record deferred tax assets on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods. Over recent years, we have determined that there was sufficient positive evidence such that it was more likely than not that we would utilize all or a portion of deferred tax assets in certain jurisdictions, to offset taxable income in future periods. This positive evidence included that we have earned cumulative income, after permanent differences, in each of these jurisdictions in at least the current and two preceding tax years. As such, over recent years, we have reduced our valuation allowances by amounts which represent the amount of tax loss carry forwards that we project will be used to offset taxable income in these jurisdictions over the foreseeable future. In making the projection for the period, we made certain assumptions, including the following: (i) that there will be continued customer migration from technology platforms owned by foreign jurisdictions to a technology platform owned by another entity in our corporate group; and (ii) that tax rates in these jurisdictions will be consistent over the period of projection. Any further change to increase or decrease the valuation allowance for the deferred tax assets would result in an income tax expense or income tax recovery, respectively, on the consolidated statements of operations.

Business Combinations
In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Our initial allocation of purchase price is generally preliminary in nature and may not be final for up to one year from the date of acquisition. Changes to the estimate and assumptions used in determining our purchase price allocation may result in material differences depending on the size of the acquisition completed.

Inventory
Finished goods inventories are stated at the lower of cost and market value. Market value is the current replacement cost of the inventory. The cost of finished goods is determined on the basis of average cost of units.

The valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for our products within specified time horizons. We perform an assessment of inventory which includes a review of, among other factors, demand requirements, product life cycle and development plans, product pricing and quality issues. If the demand for our products indicates we are no longer able to sell inventories above cost or at all, we write down inventory to net realizable value or excess inventory is written off.

Change In / Initial Adoption of Accounting Policies

Recently adopted accounting pronouncements
In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2013-05, “Foreign Currency Matters” (“ASU 2013-05”). ASU 2013-05 provides clarification on the accounting treatment of currency translation adjustment for entities that cease to have a controlling financial interest in a foreign subsidiary. ASU 2013-05 is effective for interim and annual periods beginning after December 15, 2013, which is our fiscal year that commenced on February 1, 2014. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes” (“ASU 2013-11”). ASU 2013-11 provides clarification on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 is effective for quarterly and annual periods beginning after December 15, 2013, which is our fiscal year that commenced on February 1, 2014. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements
In May 2014, the FASB issued Accounting Standard Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized.  ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

In August 2014, the FASB issued Accounting Standard Update 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 2015-40)” (“ASU 2014-15”). ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for condensed and annual periods beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In February 2015, the FASB issued Accounting Standard Update 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 amends the analysis that an entity must perform to determine whether it should consolidate certain types of legal entities. ASU 2015-02 is effective for condensed and annual periods beginning after December 15, 2015, which will be our fiscal year beginning February 1, 2016. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management evaluated our disclosure controls and procedures (as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of January 31, 2015. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting (as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of January 31, 2015, based on criteria established in “Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2015, our internal control over financial reporting was effective.

During the fiscal year ended January 31, 2015, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Trends / Business Outlook

This section discusses our outlook for fiscal 2016 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include: legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns; and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes, compared to our first quarter being the weakest quarter for shipment volumes. Historically, in our second fiscal quarter, we have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period.

In 2015, our services revenues comprised 93% of our total revenues, with the balance being license revenues. We expect that our focus in 2016 will remain on generating services revenues, primarily by promoting the use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. For 2015, based on our historic experience, we anticipate that over a one-year period we may lose approximately 4% to 6% of our aggregate recurring revenues in the ordinary course. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline calibration,” a non-GAAP financial measure, which we define as the difference between our “baseline revenues” and “baseline operating expenses”. We define our “baseline revenues,” a non-GAAP financial measure, as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses,” a non-GAAP financial measure, as our total expenses less interest, taxes, depreciation and amortization, stock-based compensation (for which we include related costs and taxes), acquisition-related costs and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated with anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period. These metrics are estimates and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At February 1, 2016, using foreign exchange rates of $0.80 to CAD $1.00, $1.13 to EUR 1.00 and $1.54 to £1.00, we estimated that our baseline revenues for the first quarter of 2016 are approximately $42.0 million and our baseline operating expenses are approximately $31.5 million. We consider this to be our baseline calibration of approximately $10.5 million for the first quarter of 2016, or approximately 25% of our baseline revenues as at February 1, 2016.

Periodically we incur restructuring charges as we continue to re-calibrate our business through the implementation of cost-reduction initiatives and further accelerate integration activity for acquired companies. In 2015, we incurred $0.8 million in restructuring charges and we expect to incur $0.3 million in additional charges pursuant to established restructuring and integration plans in 2016.

We estimate that amortization expense for existing intangible assets will be $21.7 million for 2016, $20.3 million for 2017, $15.5 million for 2018, $13.3 million for 2019, $12.7 million for 2020, $9.8 million for 2021 and $21.8 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim and subject to fluctuations in foreign exchange rates.

We anticipate that stock-based compensation expense in 2016 will be approximately $0.9 million to $1.1 million, subject to any necessary adjustments resulting from reconciling estimated stock-based compensation forfeitures to actual stock-based compensation forfeitures.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”), during our third quarter of 2015 and determined that there was no evidence of impairment. We are currently scheduled to perform our next annual impairment test during the third quarter of fiscal 2016. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that such adjustment is identified.

In 2015, capital expenditures were $2.7 million or 2% of revenues, as we continue to invest in computing equipment and software to support our network and build out our infrastructure. We anticipate that we will incur up to $4.0 million in capital expenditures in 2016 primarily related to investments in our network infrastructure.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our businesses operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates going forward. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. In such cases we may need to undertake cost-reduction activities to maintain our calibration. By way of illustration, 50% of our revenues in 2015 were in US dollars, 22% in euro, 9% in Canadian dollars, and the balance in mixed currencies, while 35% of our operating expenses were in US dollars, 23% in Canadian dollars, 23% in euro, and the balance in mixed currencies.

As at March 5, 2015, we had 209,727 outstanding DSUs and 96,123 outstanding CRSUs. CRSUs are notional share units granted to directors, officers and employees that, when vested, are settled in cash by Descartes using the fair market value of Descartes’ common shares at the vesting date. DSUs, which have only been granted to non-executive directors, vest upon award but are only paid at the completion of the applicable director’s service to Descartes. CRSUs generally vest and are paid over a period of three- to five-years. Our liability to pay amounts for DSUs and CRSUs is determined using the fair market value of Descartes’ common shares at the applicable balance sheet date. Increases in the fair market value of Descartes’ common shares between reporting periods will require us to record additional expense in a reporting period; while decreases in the fair market value of Descartes’ common shares between reporting periods will require us to record an expense recovery. For CRSUs and DSUs, the amount of any expense or recovery is based on the number of vested units outstanding and our stock price. Because the expense is subject to fluctuations in our stock price, we are not able to predict these expenses or expense recoveries and, accordingly, they are outside our calibration.

In 2015, we recorded a net deferred income tax expense of $4.0 million primarily as a result of income that is sheltered by loss carry-forwards and other tax attributes. The amount of any tax expense or recovery in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction, our then current effective tax rate in that jurisdiction, and estimations of our ability to utilize deferred tax asset balances in the future. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets.

We intend to continue to actively explore business combinations to add complementary services, products and customers to our existing businesses.  We also intend to continue to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, we listen to our customers’ suggestions as they relate to acquisition opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may need to raise additional debt or equity capital. However, there can be no assurance that we will be able to undertake such a financing transaction.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

Certain Factors That May Affect Future Results

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

We may have difficulties identifying, successfully integrating or maintaining or growing our acquired businesses.
Businesses that we acquire may sell products or operate services that we have limited experience operating or managing. We may experience unanticipated challenges or difficulties identifying suitable acquisition candidates, integrating their businesses into our company, maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to identify, successfully integrate, maintain or grow acquired businesses may include, but are not limited to:
•	Challenges identifying suitable businesses to buy and negotiating the acquisition of those businesses on acceptable terms;
•	Challenges completing the acquisitions within our expected time frames and budgets;
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•	Non-compatible business cultures;
•
For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services;
•	Our failure to make appropriate capital investments in infrastructure to facilitate growth; and
•	Other risk factors identified in this report.

We may fail to properly respond to any of these risks, which may have a material adverse effect on our business results.

Investments in acquisitions and other business initiatives involve a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies and businesses that we believe are complementary to ours. For example, in 2015 we acquired Computer Management, Customs Info and Airclic. In 2014 we acquired KSD, Compudata and Impatex. In 2013 we acquired Infodis, IES and Exentra. We are unable to predict whether or when we will be able to identify any appropriate products, technologies or businesses for acquisition, or the likelihood that any potential acquisition will be available on terms acceptable to us or will be completed. We also, from time to time, take on investments in other business initiatives, such as the implementation of a new enterprise resource planning system.

Acquisitions and other business initiatives involve a number of risks, including: diversion of management’s attention from current operations; additional demands on resources, systems, procedures and controls; and disruption of our ongoing business. Acquisitions specifically involve risks, including: difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an investment. As well, by investing in such initiatives, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, for acquisitions, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition or other investment may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, and we may be unable to attract new customers.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us, such as our contract to operate the U.S. Census Bureau’s Automated Export System, AESDirect. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or we are unable to attract new customers, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, the cost of our products and services as compared to the cost of products and services offered by our competitors, our ability to attract, hire and maintain qualified personnel to meet customer needs, consolidating activities in the market, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenue losses. In addition, loss of one or more of our key customers could adversely impact our competitive position in the marketplace and hurt our credibility and ability to attract new customers.

System or network failures or information security breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers on which we rely as part of our own product offerings could result in the inability of our customers to receive our products for an indeterminate period of time. Our ability to deliver our products and services depends on the development and maintenance of internet infrastructure by third parties. This includes maintenance of reliable networks with the necessary security, speed, data capacity and bandwidth. While our services are designed to operate without interruption, we have experienced, and may in the future experience, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers. Our services and products may not function properly for reasons which may include, but are not limited to, the following:
•	System or network failure;
•	Software errors, failures and crashes;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Communications failures;
•	Information or infrastructure security breaches;
•	Insufficient investment in infrastructure;

•	Earthquakes, fires, floods, natural disasters, or other force majeure events outside our control; and
•	Acts of war, cyber-attacks, denial-of-service attacks and/or terrorism.

In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely, could result in our customers being unable to effectively use our products or services or forced to take mitigating actions to protect their information. Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information.

Any disruption to our services or compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business. Such issues could have a material adverse effect on our business, results of operations and financial condition.

Changes in the value of the U.S. dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
Historically, the largest percentage of our revenues has been denominated in U.S. dollars. However, the majority of our international expenses, including the wages of our non-U.S. employees and certain key supply agreements, have been denominated in Canadian dollars, euros and other foreign currencies. Therefore, changes in the value of the U.S. dollar as compared to the Canadian dollar, the euro and other foreign currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

Changes in government filing requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changes in the government agency responsible for such requirements could adversely impact our business, results of operations and financial condition.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight or proper reporting, whether as a result of labor disputes, weather or natural disaster, or caused by terrorists, political instability, or security activities, contagious illness outbreaks, or otherwise, then the traffic volume on our Global Logistics Network will be impacted and our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our business, results of operations and financial condition will not be adversely affected by such events.

General economic conditions may affect our results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our highly qualified management, technical expertise, and sales and marketing personnel, which we regard as key individuals to our business. We do not maintain life insurance policies on any of our employees that list Descartes as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain key individuals. Significant competition exists for management and skilled personnel. If we fail to cross train key employees, particularly those with specialized knowledge it could impair our ability to provide consistent and uninterrupted service to our customers. If we are not able to attract, retain or establish an effective succession planning program for key individuals it could have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that any such changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities and currently has tax audits open in a number of jurisdictions in which we operate. On a quarterly basis we assess the status of these audits and the potential for adverse outcomes to determine whether a provision for income and other taxes is appropriate. The timing of the resolution of income tax audits is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ from any amounts that we accrue from time to time. The actual amount of any change could vary significantly depending on the ultimate timing and nature of any settlements. We cannot currently provide an estimate of the range of possible outcomes.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Any audit of our tax filings could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is based on a number of assumptions. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under ASC Topic 805, “Business Combinations”, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:
•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; and
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, acquisition-related costs and restructuring charges. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs with respect to completed and prospective acquisitions.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

Our success depends on our ability to continue to innovate and to create new solutions and enhancements to our existing products
We may not be able to develop and introduce new solutions and enhancements to our existing products that respond to new technologies or shipment regulations on a timely basis. If we are unable to develop and sell new products and new features for our existing products that keep pace with rapid technological and regulatory change as well as developments in the transportation logistics industry, our business, results of operations and financial condition could be adversely affected.  We intend to continue to invest significant resources in research and development to enhance our existing products and services and introduce new high-quality products that customers will want. If we are unable to predict or quickly react to user preferences or changes in the transportation logistics industry, or its regulatory requirements, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer.

In addition, we may experience difficulties with software or hardware development, design, integration with third-party software or hardware, or marketing that could delay or prevent our introduction, deployment or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

We may not have sufficient resources to make the necessary investments in software development and our technical infrastructure, and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet increasingly complex customer requirements or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position and negatively impact our business, results of operations or financial condition.

As we continue to increase our international operations we increase our exposure to international business risks that could cause our operating results to suffer.
While our headquarters are in Canada, we currently have direct operations in the U.S., Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•	Longer collection time from foreign clients, particularly in the Europe, Middle-East and Africa region and the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Increased management, travel, infrastructure and legal compliance costs associated with having international operations;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Volatility or fluctuations in foreign currency and tariff rates;
•	Multiple, and possibly overlapping, tax structures;
•	Complying with complicated and widely differing global laws and regulations in areas such as employment, tax, privacy and data protection;
•	Trade restrictions;
•	Enhanced security procedures and requirements relating to certain jurisdictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out herein.

We are dependent on certain key vendors for our inventory of telematics units, which could impede our development and expansion.
We currently have relationships with a small number of mobile asset unit vendors over which we have no operational or financial control and no influence in how these vendors conduct their businesses. Suppliers of mobile asset units could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematics solutions business. If our relationships with any of these unit vendors were to terminate, there is no guarantee that our remaining unit vendors would be able to handle the increased equipment supply required to maintain and grow our expansive networks at our desired rates.  There is also no guarantee that business relationships with other key unit vendors could be entered into on terms desirable or favorable to us, if at all.  Fewer key vendors might mean that existing or potential customers are unable to meaningfully communicate using our Global Logistics Network, which may cause existing and potential customers to move to competitors’ products.  Such equipment supply issues could adversely affect our business, results of operations and financial condition.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

If we need additional capital in the future and are unable to obtain it or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations, the sale of our equity securities and borrowing under our revolving debt facility. In addition to our current cash and cash equivalents and available debt facilities, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, there can be no assurance that we will be able to undertake incremental financing transactions. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those attaching to our common shares. Our current revolving debt facility contains, and any debt financing secured by us in the future could contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable or at all, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the U.S. and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the U.S., or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of the freight market may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the U.S. or internationally likely would have a material adverse effect on our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. Litigation may seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss, even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to our reputation and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our common shares.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific market entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Established relationships with existing customers or prospects that we are targeting;
•	Superior product functionality and industry-specific expertise;
•	Broader range of products to offer and better product life cycle management;
•	Larger installed base of customers;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Better performance;
•	Lower cost structure and more profitable operations;
•	Greater investment in infrastructure;
•	Greater worldwide presence;
•	Early adoption of, or adaptation to changes in, technology; or
•	Longer operating history; and/or greater name recognition.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products that perform logistics services on a global scale or within a particular geographic region, or we may fail to develop or maintain acceptable services and products to address new market conditions, governmental regulations or technological changes. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We will also not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the U.S. and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity.  Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, such payments could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	Volatility or fluctuations in foreign currency exchange rates;
•	Timing of acquisitions and related costs;
•	Timing of restructuring activities;
•	The introduction of enhanced products and services from competitors;
•	Our ability to introduce new products and updates to our existing products on a timely basis;
•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	The impact of stock-based compensation expense;
•	Price and functionality competition in our industry;
•	Changes in legislation and accounting standards;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. If this occurs, the trading price of our common shares may fall substantially.

Any failure to offer high-quality customer services may adversely affect our relationships with our customers and our financial results.
Our customers depend on our customer service organization to resolve issues relating to our solutions and to train them to use our platform. High-quality customer services are important for the successful marketing and sale of our products and for the retention of existing customers and to sell additional add-on applications to our existing customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell additional products to existing customers would suffer and our reputation with existing or potential customers would be harmed. In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer services, or a market perception that we do not maintain high-quality customer services, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers, and our business, results of operations and financial condition.

Privacy laws and regulations are extensive, open to various interpretations, complex to implement and may reduce demand for our products, and failure to comply may impose significant liabilities.
Our customers can use our products to collect, use, process and store information regarding their shipments. Federal, state and foreign government bodies and agencies may adopt laws and regulations regarding the collection, use, processing, storage and disclosure of such information obtained from consumers and individuals. In addition to government regulatory activity, privacy advocacy groups and the technology industry and other industries may consider various new, additional or different self-regulatory standards that may place additional burdens directly on our customers and target customers, and indirectly on us. Our products are expected to be capable of use by our customers in compliance with such laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our products to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers’ ability or desire to collect, use, process and store shipment logistics information, which could reduce demand for our products.

The price of our common shares has in the past been volatile and may also be volatile in the future.
The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other”, which among other things, requires that goodwill be tested for impairment at least annually. We have designated the third quarter for our annual impairment test. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.
As at January 31, 2015, our accumulated deficit was $282.9 million, which has been accumulated from 2005 and prior fiscal periods. There can be no assurance that we will not incur losses again in the future. If we fail to maintain profitability, the market price of our common shares may decline.

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Financial Statements
Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. These consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“GAAP”) and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is prepared on a basis consistent with the consolidated financial statements.

The Board of Directors carries out its responsibilities for the consolidated financial statements through its Audit Committee, consisting solely of independent directors. The Audit Committee meets with management and the independent auditors to review the consolidated financial statements and internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of January 31, 2015, based on criteria established in “Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, management concluded that, as of January 31, 2015, our internal control over financial reporting was effective.

Management’s internal control over financial reporting as of January 31, 2015, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our Consolidated Financial Statements for the year ended January 31, 2015, as stated in the Report of Independent Registered Public Accounting Firm, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting
During the fiscal year ended January 31, 2015, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

‘Edward J. Ryan’ Edward J. Ryan	‘Allan Brett’ Allan Brett
Chief Executive Officer	Chief Financial Officer
Waterloo, Ontario	Waterloo, Ontario

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the accompanying consolidated financial statements of The Descartes Systems Group Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at January 31, 2015 and January 31, 2014, and the consolidated statements of operations, comprehensive income/(loss), shareholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Descartes Systems Group Inc. and subsidiaries as at January 31, 2015 and January 31, 2014, and the results of their operations and cash flows for each of the years in the three-year period ended January 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 5, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the internal control over financial reporting of The Descartes Systems Group Inc. and its subsidiaries (the “Company”) as of January 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 31, 2015 of the Company and our report dated March 5, 2015  expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 5, 2015

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2015	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	118,053	62,705
Accounts receivable (net)
Trade (Note 4)	22,613	20,558
Other (Note 5)	3,257	8,445
Prepaid expenses and other	4,327	3,663
Inventory (Note 6)	474	1,350
Deferred income taxes (Note 16)	8,572	13,508
	157,296	110,229
CAPITAL ASSETS, NET (Note 7)	7,829	8,792
DEFERRED INCOME TAXES (Note 16)	16,510	19,628
INTANGIBLE ASSETS, NET (Note 8)	115,126	94,649
GOODWILL (Note 9)	147,440	111,179
	444,201	344,477
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,620	7,027
Accrued liabilities (Note 10)	16,695	16,757
Income taxes payable (Note 16)	4,112	2,671
Current portion of debt (Note 11)	-	8,618
Deferred revenue	15,309	9,217
	40,736	44,290
DEBT (Note 11)	-	31,787
INCOME TAX LIABILITY (Note 16)	3,450	4,418
DEFERRED INCOME TAXES (Note 16)	9,630	13,822
	53,816	94,317
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 12)
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,480,492 at January 31, 2015 (January 31, 2014 – 63,660,953) (Note 13)	247,839	97,779
Additional paid-in capital	450,623	451,394
Accumulated other comprehensive loss	(25,212)	(1,089)
Accumulated deficit	(282,865)	(297,924)
	390,385	250,160
	444,201	344,477

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

‘Eric A. Demirian’	‘Edward J. Ryan’
Eric A. Demirian	Edward J. Ryan
Director	Chief Executive Officer

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2015	2014	2013

REVENUES	170,860	151,294	126,883
COST OF REVENUES	54,879	49,043	42,399
GROSS MARGIN	115,981	102,251	84,484
EXPENSES
Sales and marketing	20,404	16,681	13,765
Research and development	28,077	25,881	21,269
General and administrative	20,333	20,509	15,691
Other charges (Note 17)	2,876	6,512	2,364
Amortization of intangible assets	21,715	17,999	14,202
	93,405	87,582	67,291
INCOME FROM OPERATIONS	22,576	14,669	17,193
INTEREST EXPENSE	(1,088)	(993)	(45)
INVESTMENT INCOME	333	57	73
INCOME BEFORE INCOME TAXES	21,821	13,733	17,221
INCOME TAX EXPENSE (RECOVERY) (Note 16)
Current	2,784	1,768	2,078
Deferred	3,978	2,353	(853)
	6,762	4,121	1,225
NET INCOME	15,059	9,612	15,996
EARNINGS PER SHARE (Note 14)
Basic	0.21	0.15	0.26
Diluted	0.21	0.15	0.25
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	70,559	62,841	62,556
Diluted	71,584	64,370	63,860

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Comprehensive Income (Loss)
(US dollars in thousands; US GAAP)

	January 31,	January 31,	January 31,
	2015	2014	2013
Comprehensive (loss) income
Net income	15,059	9,612	15,996
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of income tax (expense) recovery of ($445) for the year ended January 31, 2015 (January 31, 2014 – ($562); January 31, 2013 – $310)	(24,123)	(2,958)	1,932
Total other comprehensive (loss) income	(24,123)	(2,958)	1,932
Comprehensive (loss) income	(9,064)	6,654	17,928

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Shareholders’ Equity
(US dollars in thousands; US GAAP)

	January 31,	January 31,	January 31,
	2015	2014	2013

Common shares
Balance, beginning of year	97,779	92,472	90,924
Shares issued:
Stock options and share units exercised	2,626	5,307	1,548
Issuance of common shares, net of issuance costs (Note 13)	142,052	-	-
Acquisitions (Note 3)	5,382	-	-
Balance, end of year	247,839	97,779	92,472

Additional paid-in capital
Balance, beginning of year	451,394	451,434	452,424
Stock-based compensation expense (Note 15)	1,543	2,523	1,278
Stock options and share units exercised	(1,670)	(1,525)	(348)
Settlement of stock options (Note 15)	(733)	(1,510)	(2,021)
Stock option income tax benefits	89	472	101
Balance, end of year	450,623	451,394	451,434

Accumulated other comprehensive (loss) income
Balance, beginning of year	(1,089)	1,869	(63)
Foreign currency translation adjustments, net of income taxes	(24,123)	(2,958)	1,932
Balance, end of year	(25,212)	(1,089)	1,869

Accumulated deficit
Balance, beginning of year	(297,924)	(307,536)	(323,532)
Net income	15,059	9,612	15,996
Balance, end of year	(282,865)	(297,924)	(307,536)

Total Shareholders’ Equity	390,385	250,160	238,239

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2015	2014	2013
OPERATING ACTIVITIES
Net income	15,059	9,612	15,996
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	3,295	3,396	2,877
Amortization of intangible assets	21,715	17,999	14,202
Stock-based compensation expense (Note 15)	1,543	2,523	1,278
Deferred tax expense	3,978	2,353	(657)
Changes in operating assets and liabilities:
Accounts receivable
Trade	3,999	3,650	(1,697)
Other	4,869	2,164	(183)
Prepaid expenses and other	141	91	(379)
Inventory	859	(535)	(343)
Accounts payable	(3,121)	146	873
Accrued liabilities	(294)	2,051	(736)
Income taxes payable	(73)	596	451
Deferred revenue	(2,492)	(1,432)	(1,342)
Cash provided by operating activities	49,478	42,614	30,340
INVESTING ACTIVITIES
Additions to capital assets	(2,679)	(2,385)	(3,496)
Settlement of acquisition earn-out (Note 3)	-	-	(590)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed (Note 3)	(82,152)	(58,737)	(54,155)
Cash used in investing activities	(84,831)	(61,122)	(58,241)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	20,000	46,262	-
Payment of debt issuance costs	(386)	(692)	-
Repayments of debt and other financial liabilities	(63,305)	(3,722)	(77)
Issuance of common shares for cash, net of issuance costs	140,724	3,633	704
Settlement of stock options (Note 15)	(405)	(1,361)	(1,525)
Cash provided by (used in) financing activities	96,628	44,120	(898)
Effect of foreign exchange rate changes on cash and cash equivalents	(5,927)	(545)	890
Increase (decrease) in cash and cash equivalents	55,348	25,067	(27,909)
Cash and cash equivalents, beginning of year	62,705	37,638	65,547
Cash and cash equivalents, end of year	118,053	62,705	37,638
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	692	406	46
Cash paid during the year for income taxes	2,983	1,762	1,149

The accompanying notes are an integral part of these consolidated financial statements.

The Descartes Systems Group Inc.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts or as otherwise indicated; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

Note 2 - Significant Accounting Policies

Basis of presentation
The accompanying consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of consolidated financial statements.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended January 31, 2015, is referred to as the “current fiscal year,” “fiscal 2015,” “2015” or using similar words. Our fiscal year, which ended January 31, 2014, is referred to as the “previous fiscal year,” “fiscal 2014,” “2014” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2016” refers to the annual period ending January 31, 2016 and the “fourth quarter of 2016” refers to the quarter ending January 31, 2016.

We have reclassified certain immaterial items in the consolidated financial statements and the notes to conform to the current presentation.

Basis of consolidation
The consolidated financial statements include the financial statements of Descartes and our wholly-owned subsidiaries. We do not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Financial instruments
Fair value of financial instruments
Financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, income taxes payable and debt. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and income taxes payable are approximate to their book values due to the short-term nature of these instruments. The estimated fair value of debt is approximate to its book value as the interest rates offered under our revolving debt facility are close to market rates for debt of the same remaining maturities.

Foreign exchange risk
We are exposed to foreign exchange risk because a higher proportion of our revenues are denominated in US dollars relative to expenditures. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, euro and various other foreign currencies.

Interest rate risk
We are exposed to interest rate fluctuations to the extent that we borrow on our revolving debt facility, which depending on the type of advance under the available facilities, interest will be charged based on either i) Canada prime rate or US base rate; or ii) LIBOR. As of January 31, 2015, all amounts previously borrowed under the revolving debt facility have been repaid and no amounts remain owing.

We are also exposed to reductions in interest rates, which could adversely impact expected returns from our investment of corporate funds in interest bearing bank accounts.

Credit risk
We are exposed to credit risk through our invested cash, cash equivalents and accounts receivable. We hold our cash and cash equivalents with reputable financial institutions. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Foreign currency translation
The US dollar is the presentation currency of the Company. Assets and liabilities are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated into US dollars using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. On substantial liquidation of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of operations.

The functional currency of each of our entities is the local currency in which they operate. Transactions incurred in currencies other than the local currency of an entity are converted to the local currency at the transaction date. Monetary assets and liabilities denominated in foreign currencies are re-measured into the local currency at the exchange rate in effect at the balance sheet date. All foreign currency re-measurement gains and losses are included in net income. For the year ended January 31, 2015, foreign currency re-measurement gains of $1.4 million were included in net income (January 31, 2014 – loss of $0.2 million; January 31, 2013 – loss of $0.2 million).

Use of estimates
Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allocations of the purchase price and the fair value of net assets acquired in business combination transactions, useful lives of intangible assets and capital assets, allowance for doubtful accounts, collectability of other receivables, provisions for excess or obsolete inventory, restructuring accruals, revenue related estimates including vendor-specific objective evidence (“VSOE”) of selling price and best estimate of selling price (“BESP”), fair value of stock-based compensation, assumptions embodied in the valuation of assets for impairment assessment, valuation allowances for deferred income tax assets, uncertain tax positions and recognition of contingencies.

Cash and cash equivalents
Cash and cash equivalents include highly liquid short-term deposits with original maturities of three months or less.

Allowance for doubtful accounts
We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make their required payments. Specifically, we consider the age of the receivables, customers’ payment history, historical write-offs, the creditworthiness of the customer, and current economic trends among other factors. Accounts receivable are written off, and the associated allowance is eliminated, if it is determined that the specific balance is no longer collectible.

Inventory
Finished goods inventories are stated at the lower of cost and market value. Market value is the current replacement cost of the inventory. The cost of finished goods is determined on the basis of average cost of units.

The valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for our products within specified time horizons. We perform an assessment of inventory which includes a review of, among other factors, demand requirements, product life cycle and development plans, product pricing and quality issues. If the demand for our products indicates we are no longer able to sell inventories above cost or at all, we write down inventory to net realizable value or excess inventory is written off.

Impairment of long-lived assets
We test long-lived assets, such as capital assets and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be an impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. No impairment of long-lived assets has been identified or recorded in our consolidated statements of operations for any of the fiscal years presented.

Goodwill and intangible assets
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not subject to amortization.

We test for impairment of goodwill at least annually during our third quarter of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Our operations are analyzed by management and our chief operating decision maker as being part of a single industry segment providing logistics technology solutions. Accordingly, our goodwill impairment assessment is based on the allocation of goodwill to a single reporting unit. Our annual goodwill impairment testing during our third quarter of 2015 indicated no evidence of impairment and the fair value of our reporting unit was in excess of its carrying value. As a result, no impairment of goodwill was recorded in fiscal 2015.

We perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we perform a goodwill impairment test between the annual dates. Any impairment adjustment is recognized as an expense in the period that the adjustment is identified.

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows.

Amortization of our intangible assets is generally recorded at the following rates:

Customer agreements and relationships	Straight-line over three to twenty years
Non-compete covenants	Straight-line over two to twelve years
Existing technologies	Straight-line over three to twelve years
Trade names	Straight-line over one to fifteen years

Capital assets
Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

Computer equipment and software	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvements	Straight-line over lesser of useful life or term of lease

Fully depreciated capital assets are removed from the balance sheet when they are no longer in use.

Revenue recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. All revenue is recognized net of any related sales taxes. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized when hardware is shipped.

License Revenues - License revenues are derived from perpetual licenses granted to our customers to use our software products.

We enter into arrangements from time to time that may consist of multiple deliverables which may include any combination of services and software licenses. Our typical multiple-element arrangements involve: (i) software with maintenance support services, (ii) professional services with one time set-up fees and (iii) hardware with services. For any arrangements involving multiple deliverables involving non-software elements (hardware, one time set-up fees, professional services, subscription, etc.) the consideration from the arrangement is allocated to each respective element based on its relative selling price, using VSOE of selling price. In instances when we are unable to establish the selling price using VSOE, we attempt to establish selling price of each element based on acceptable third party evidence of selling price (“TPE”); however we are generally unable to reliably determine the selling price of similar competitor products or services on a stand-alone basis. In these instances, we use our BESP in our allocation of the arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service was sold on a stand-alone basis.  We determine BESP for each specific element in a multiple element arrangement considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices.

For arrangements involving multiple deliverables of software with maintenance support services, the revenue is recognized based on Accounting Standard Codification (“ASC”) Subtopic 985-605 “Software:

Revenue Recognition”.  If we are unable to determine VSOE of fair value for all of the deliverables of the arrangement, but are able to obtain VSOE of fair value for all the undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of fair value of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE of fair value did not exist; or (ii) when VSOE of fair value can be established.

Research and development costs
To date, we have not capitalized any costs related to research and development of our computer software products. Costs incurred between the dates that the product is considered to be technologically feasible and is considered to be ready for general release to customers have historically been expensed as they have not been significant.

Stock-based compensation plans
Stock Options
We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from the grant date and expire seven years from the grant date. Directors’ and officers’ stock options generally have quarterly vesting over a three- to five-year period. We issue new shares from treasury upon the exercise of a stock option.

The fair value of employee stock option grants that are ultimately expected to vest are amortized to expense in our consolidated statement of operations based on the straight-line attribution method. The fair value of stock option grants is calculated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Performance & Restricted Share Units

We maintain a performance and restricted share unit plan effective pursuant to which certain of our employees are eligible to receive grants of performance share units (“PSUs”) and restricted share units (“RSUs”).

PSUs vest at the end of a three-year performance period. The ultimate number of PSUs that vest is based on the total shareholder return (“TSR”) of our Company relative to the TSR of companies comprising a peer index group. TSR is calculated based on the weighted-average closing price of shares for the five trading days preceding the beginning and end of the performance period. The fair value of PSUs is expensed to stock-based compensation expense over the vesting period. PSUs expire ten years from the grant date. New shares are issued from treasury upon the redemption of a PSU.

PSUs are measured at fair value estimated using a Monte Carlo Simulation approach. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of PSUs at the time of the grant. The expected PSU life is based on the historical life of our stock options and other factors.

RSUs vest annually over a three-year period starting from the grant date and expire ten years from the grant date. We issue new shares from treasury upon the redemption of an RSU.

RSUs are measured at fair value based on the closing price of our common shares for the day preceding the date of the grant and will be expensed to stock-based compensation expense over the vesting period.

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004, pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

Cash-Settled Restricted Share Unit Plan
Our board of directors adopted a cash-settled restricted share unit plan effective as of May 23, 2007, pursuant to which certain of our employees and outside directors are eligible to receive grants of cash-settled restricted share units (“CRSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The CRSUs generally vest based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31st of the calendar year of a vesting date.

Income taxes
We use the liability method of income tax allocation to account for income taxes. Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to the extent that we consider it is more likely than not that a deferred tax asset will not be realized. In determining the valuation allowance, we consider factors such as the reversal of deferred income tax liabilities, projected taxable income, our history of losses for tax purposes, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

We evaluate our uncertain tax positions by using a two-step approach to recognizing and measuring uncertain tax positions and provisions for income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized. The tax position is derecognized when it is no longer more likely than not that the position will be sustained on audit.  We continually assess the likelihood and amount of potential adjustments and adjust the income tax provisions, income taxes payable and deferred income taxes in the period in which the facts that give rise to a revision become known.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock-based compensation.

Recently adopted accounting pronouncements
In March 2013, the FASB issued Accounting Standard Update 2013-05, “Foreign Currency Matters” (“ASU 2013-05”). ASU 2013-05 provides clarification on the accounting treatment of currency translation adjustment for entities that cease to have a controlling financial interest in a foreign subsidiary. ASU 2013-05 is effective for interim and annual periods beginning after December 15, 2013, which is our fiscal year that commenced on February 1, 2014. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes” (“ASU 2013-11”). ASU 2013-11 provides clarification on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 is effective for quarterly and annual periods beginning after December 15, 2013, which is our fiscal year that commenced on February 1, 2014. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements
In May 2014, the FASB issued Accounting Standard Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). ASU 2014-09 amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized.  ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

In August 2014, the FASB issued Accounting Standard Update 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 2015-40)” (“ASU 2014-15”). ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for condensed and annual periods beginning after December 15, 2016, which will be our fiscal year beginning February 1, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In February 2015, the FASB issued Accounting Standard Update 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 amends the analysis that an entity must perform to determine whether it should consolidate certain types of legal entities. ASU 2015-02 is effective for condensed and annual periods beginning after December 15, 2015, which will be our fiscal year beginning February 1, 2016. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

Note 3 - Acquisitions

On December 5, 2014, we acquired all outstanding shares of privately-held Pentant Limited (“Pentant”), a leading UK-based Community System Provider offering customs connectivity and import/export inventory control solutions for ocean, truck and air cargo. Pentant provides its shipper and logistics service provider customers with a reliable and secure connection to both CHIEF (the central UK Revenue & Customs system) and ICS (the European Union Import Control System) to streamline declaration, cargo security and clearance processes. The total purchase price for the acquisition was $2.1 million, net of cash acquired, which was funded with cash on hand. Additional contingent consideration of up to $0.4 million in cash is payable if certain revenue performance targets are met by Pentant during 2016. The fair value of the contingent consideration is nil at January 31, 2015. We incurred acquisition-related costs, primarily for advisory services, of $0.2 million included in other charges in our consolidated statements of operations. The gross contractual amount of trade receivables acquired was $0.1 million with a fair value of $0.1 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. We have recognized $0.1 million of revenues and nil of net income from Pentant since the date of acquisition in our consolidated statements of operations for 2015.

On December 5, 2014, we acquired all outstanding shares of privately-held e-customs Inc. (“e-customs”), a leading provider of electronic security and fiscal customs filing solutions in the UK. e-customs' cloud-based solution, Webdecs, provides both shippers and logistics service providers with a wide range of customs capabilities to cost effectively comply with UK fiscal filing and security filing requirements. The total purchase price for the acquisition was $9.6 million, net of cash acquired, which was funded with cash on hand. Additional contingent consideration of up to $1.2 million in cash is payable if certain revenue performance targets are met by e-customs during 2016. The fair value of the contingent consideration is nil at January 31, 2015. We incurred acquisition-related costs, primarily for advisory services, of $0.2 million included in other charges in our consolidated statements of operations. The gross contractual amount of trade receivables acquired was $0.2 million with a fair value of $0.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. We have recognized $0.4 million of revenues and less than $0.1 million of net income from e-customs since the date of acquisition in our consolidated statements of operations for 2015.

On November 19, 2014, we acquired all outstanding shares of privately-held Airclic Inc. (“Airclic”), a leading US-based provider of mobile solutions that help companies reduce the cost of delivering goods by automating traditional paper-based processes. Airclic's cloud-based mobile solutions help streamline and automate complex 'last mile' logistics processes. The total purchase price for the acquisition was $29.6 million, net of cash acquired, which was funded with cash on hand. We incurred acquisition-related costs, primarily for advisory services, of $0.4 million included in other charges in our consolidated statements of operations. The gross contractual amount of trade receivables acquired was $4.5 million with a fair value of $4.5 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. We have recognized $2.7 million of revenues and $0.3 million of net loss from Airclic since the date of acquisition in our consolidated statements of operations for 2015.

On May 30, 2014 we acquired all outstanding membership interests of privately-held Customs Info, LLC (“Customs Info”), a leading US-based provider of trade data content to power Global Trade Management (GTM) systems and streamline global trade automation. Customs Info provides comprehensive trade data and related research tools to multi-national shippers to help them reduce operating costs, improve customs compliance, and accelerate supply chain speed. The total purchase price for the acquisition was $39.5 million, net of cash acquired, which was funded by $34.1 million in cash and approximately 0.4 million Descartes common shares valued at $5.4 million. As part of completing the acquisition $20.0 million of the $39.5 million purchase price was funded by drawing on our revolving debt facility, which has been subsequently repaid. Additional contingent consideration of up to $3.9 million in cash may have become payable had certain revenue performance targets been met by Customs Info during the calendar year 2014. The fair value of the contingent consideration was valued at nil at the acquisition date and the performance targets were not met. We incurred acquisition-related costs, primarily for advisory services, of $0.4 million included in other charges in our consolidated statements of operations. The gross contractual amount of trade receivables acquired was $1.8 million with a fair value of $1.7 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million. We have recognized $6.3 million of revenues and less than $0.1 million of net income from Customs Info since the date of acquisition in our consolidated statements of operations for 2015.

On April 1, 2014, we acquired all outstanding shares of privately-held Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”), a US-based provider of security filing solutions and air cargo management solutions for airlines and their partners. The total purchase price for the acquisition was $6.7 million, net of cash acquired, which was funded with cash on hand. We incurred acquisition-related costs, primarily for advisory services, of $0.3 million included in other charges in our consolidated statements of operations. The gross contractual amount of trade receivables acquired was $0.2 million with a fair value of $0.2 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil. We have recognized $1.4 million of revenues and $0.4 million of net income from Computer Management since the date of acquisition in our consolidated statements of operations for 2015.

The preliminary purchase price allocation for businesses acquired during fiscal 2015, which have not been finalized, is as follows:

	Computer Management	Customs Info	Airclic	e-customs	Pentant	Total
Purchase price consideration:
Cash, excluding cash acquired related to Computer Management ($112), Customs Info (nil), Airclic ($117), e-customs ($1,983) and Pentant ($21)	6,689	34,121	29,597	9,611	2,134	82,152
Common shares issued	-	5,382	-	-	-	5,382
Net working capital adjustments (receivable) / payable	3	(813)	(318)	(41)	(13)	(1,182)
	6,692	38,690	29,279	9,570	2,121	86,352
Allocated to:
Current assets, excluding cash acquired	211	1,754	4,990	1,190	142	8,287
Capital assets	65	-	440	7	-	512
Current liabilities	(10)	(556)	(2,656)	(399)	(658)	(4,279)
Deferred revenue	(8)	(3,147)	(6,930)	(19)	(38)	(10,142)
Deferred income tax liability	-	-	-	(1,053)	(315)	(1,368)
Debt	-	(927)	-	-	-	(927)
Net tangible assets (liabilities) assumed	258	(2,876)	(4,156)	(274)	(869)	(7,917)
Finite life intangible assets acquired:
Customer agreements and relationships	3,256	8,650	7,802	2,318	1,336	23,362
Existing technology	1,840	5,708	13,786	2,807	595	24,736
Trade names	-	682	-	-	-	682
Non-compete covenants	-	391	177	138	-	706
Goodwill	1,338	26,135	11,670	4,581	1,059	44,783
	6,692	38,690	29,279	9,570	2,121	86,352

No in-process research and development was acquired in these transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Computer Management	Customs Info	Airclic	e-customs	Pentant
Customer agreements and relationships	9 years	9 years	9 years	10 years	9 years
Existing technology	6 years	3 years	8 years	6 years	6 years
Trade names	N/A	15 years	N/A	N/A	N/A
Non-compete covenants	N/A	12 years	12 years	12 years	N/A

The goodwill on the Pentant, e-customs, Airclic, Customs Info and Computer Management acquisitions arose as a result of the value of the combined strategic value to our growth plan. The goodwill arising from the Pentant and e-customs acquisitions is not deductible for tax purposes. The goodwill arising from the Airclic, Customs Info and Computer Management acquisitions is deductible for tax purposes.

On December 23, 2013, we acquired all outstanding shares of privately-held Impatex Freight Software Limited (“Impatex”), a leading UK-based provider of electronic customs filing and freight forwarding solutions. The total purchase price for the acquisition was $8.2 million, net of cash acquired, which was funded by drawing on our revolving debt facility. We incurred acquisition-related costs, primarily for advisory services, of $0.3 million included in other charges in our consolidated statements of operations in 2014. The gross contractual amount of trade receivables acquired was $0.3 million with a fair value of $0.3 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil.

On December 20, 2013, we acquired all outstanding shares of privately-held Compudata, a leading provider of business-to-business supply chain integration and e-invoicing solutions in Switzerland. The total purchase price for the acquisition was $18.1 million, net of cash acquired, which was funded by drawing on our revolving debt facility. We incurred acquisition-related costs, primarily for advisory services, of $0.3 million included in other charges in our consolidated statements of operations in 2014. The gross contractual amount of trade receivables acquired was $0.6 million with a fair value of $0.5 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.1 million.

On May 2, 2013 we acquired all outstanding shares of privately-held KSD Software Norway AS (“KSD”), a leading Scandinavian-based provider of electronic customs filing solutions for the European Union (“EU”). KSD’s software helps customers manage the complexities of EU customs compliance. The total purchase price for the acquisition was $32.4 million, net of cash acquired. As part of completing the acquisition $19.8 million of the $32.4 million purchase price was funded by drawing on our revolving debt facility, with the remainder funded with cash on hand. We incurred acquisition-related costs, primarily for advisory services, of $0.7 million included in other charges in our consolidated statements of operations in 2014. The gross contractual amount of trade receivables acquired was $3.1 million with a fair value of $2.6 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.5 million.

In 2015, the preliminary purchase price allocation for KSD was adjusted due to changes made to net working capital adjustments receivable estimates made upon close of the acquisition. The purchase price allocation adjustments were to increase goodwill $0.7 million from $13.1 million to $13.8 million and decrease net working capital adjustments receivable $0.7 million from $2.9 million to $2.2 million.

The final purchase price allocations for businesses we acquired during fiscal 2014 are as follows:

	Impatex	Compudata	KSD	Total
Purchase price consideration:
Cash, less cash acquired related to Impatex ($200), Compudata ($166) and KSD ($199)	8,175	18,143	32,419	58,737
Net working capital adjustments receivable	(209)	(71)	(2,213)	(2,493)
	7,966	18,072	30,206	56,244
Allocated to:
Current assets, excluding cash acquired	524	1,793	4,174	6,491
Capital assets	109	24	67	200
Deferred income tax assets	11	-	863	874
Current liabilities	(300)	(934)	(3,904)	(5,138)
Deferred revenue	(441)	(21)	(3,004)	(3,466)
Deferred income tax liability	(1,140)	(2,924)	(6,720)	(10,784)
Debt	-	-	(894)	(894)
Net tangible liabilities assumed	(1,237)	(2,062)	(9,418)	(12,717)

Finite life intangible assets acquired:
Customer agreements and relationships	2,495	11,910	17,500	31,905
Existing technology	3,207	-	8,300	11,507
Non-compete covenants	-	23	-	23
Goodwill	3,501	8,201	13,824	25,526
	7,966	18,072	30,206	56,244

No in-process research and development was acquired in the Impatex, Compudata or KSD acquisitions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Impatex	Compudata	KSD
Customer agreements and relationships	10 years	9 years	12 years
Non-compete covenants	N/A	3 years	N/A
Existing technology	8 years	N/A	8 years

The goodwill on the Impatex, Compudata and KSD acquisitions arose as a result of the value of their assembled workforces and the combined strategic value to our growth plan. The goodwill arising from these acquisitions is not deductible for tax purposes.

On November 14, 2012, we acquired all outstanding shares of privately-held Exentra Transport Solutions Limited (“Exentra”), a leading UK-based provider of software-as-a-service (“SaaS”) driver compliance solutions for the European Union. The total purchase price for the acquisition was $16.6 million, net of cash acquired. We also incurred acquisition-related costs, primarily for advisory services, of $0.3 million included in other charges in our consolidated statements of operations in 2013. The gross contractual amount of trade receivables acquired was $0.8 million with a fair value of $0.8 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil.

On June 15, 2012, we acquired substantially all of the assets of Integrated Export Systems, Ltd. and IES Asia Limited (collectively referred to as “IES”). IES provides SaaS solutions that help freight forwarders, non-vessel operating common carriers and custom brokers manage their businesses. The total purchase price for the acquisition was $33.9 million, net of cash acquired. We also incurred acquisition-related costs, primarily for advisory services, of $0.3 million included in other charges in our consolidated statements of operations in 2013. The gross contractual amount of trade receivables acquired was $0.8 million with a fair value of $0.6 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.2 million.

On June 1, 2012, we acquired all outstanding shares of privately-held Infodis B.V. (“Infodis”), a Netherlands-based provider of SaaS transportation management solutions that enable its clients to manage both inbound and outbound purchased transportation. The total purchase price for the acquisition was $3.7 million, net of cash acquired. We also incurred acquisition-related costs, primarily for advisory services, of $0.4 million included in other charges in our consolidated statements of operations in 2013. The gross contractual amount of trade receivables acquired was $0.7 million with a fair value of $0.7 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil.

The final purchase price allocations for businesses we acquired during fiscal 2013 are as follows:

	Exentra	IES	Infodis	Total
Purchase price consideration:
Cash, less cash acquired related to Infodis ($375), IES (nil) and Exentra ($663)	16,559	33,909	3,687	54,155
Net working capital adjustments receivable	(27)	12	2	(13)
	16,532	33,921	3,689	54,142
Allocated to:
Current assets, excluding cash acquired	883	767	831	2,481
Capital assets	116	-	194	310
Deferred income tax assets	-	-	22	22
Current liabilities	(1,008)	(184)	(386)	(1,578)
Deferred revenue	(26)	(901)	-	(927)
Deferred income tax liability	(3,112)	-	(565)	(3,677)
Net tangible (liabilities) assets assumed	(3,147)	(318)	96	(3,369)
Finite life intangible assets acquired:
Customer agreements and relationships	2,621	6,941	834	10,396
Existing technology	10,827	15,236	1,420	27,483
Non-compete covenants	-	239	-	239
Goodwill	6,231	11,823	1,339	19,393
	16,532	33,921	3,689	54,142

No in-process research and development was acquired in these transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Exentra	IES	Infodis
Customer agreements and relationships	12 years	10 years	6 years
Non-compete covenants	N/A	5 years	N/A
Existing technology	10 years	8 years	5 years

The goodwill on the Infodis, IES and Exentra acquisitions arose as a result of the value of their respective assembled workforces and the combined strategic value to our growth plan. The goodwill arising from the Infodis and Exentra acquisition is not deductible for tax purposes. The goodwill arising from the IES acquisition is deductible for tax purposes.

The above transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocation in the tables above represents our estimates of the allocations of the purchase price and the fair value of net assets acquired. As part of our process for determining the fair value of the net assets acquired, we have engaged third-party valuation specialists. The valuation of the acquired net assets is preliminary as we finalize the net tangible assets and liabilities assumed. The preliminary purchase price may differ from the final purchase price allocation, and these differences may be material. Revisions to the valuation will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocation will be completed within one year from the acquisition date.

As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired Airclic, Customs Info, Impatex, Compudata and KSD as of the beginning of each of the periods presented. The pro forma results of operations for the Pentant, e-customs, Computer Management, Exentra and Infodis transactions have not been included in the table below as they are not material to our consolidated financial statements. The pro forma results of operations for the IES transaction have not been presented as this disclosure is considered impracticable since IES has not been audited in the past and historic financial statements would not be auditable due to the use of cash based accounting.

This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisitions of Airclic, Customs Info, Impatex, Compudata and KSD occurred at the beginning of the period indicated, or to project our results of operations for any future period.

Pro forma results of operations

Year Ended	January 31,	January 31,	January 31,
	2015	2014	2013
Revenues	187,601	184,837	175,225
Net income	16,524	9,490	16,036
Earnings per share
Basic	0.23	0.15	0.26
Diluted	0.23	0.15	0.25

During fiscal 2013 $0.6 million was paid relating to the earn-out adjustment from the fiscal 2008 acquisition of Global Freight Exchange Limited. No such amounts were paid during fiscal 2014 and 2015.

Note 4 - Trade Receivables

	January 31,	January 31,
	2015	2014
Trade receivables	23,714	21,442
Less: Allowance for doubtful accounts	(1,101)	(884)
	22,613	20,558

Bad debt expense was $0.4 million, $0.3 million and $0.3 million for the years ended January 31, 2015, January 31, 2014 and January 31, 2013, respectively.

Note 5 - Other Receivables

	January 31,	January 31,
	2015	2014
Net working capital adjustments receivable from acquisitions	372	4,005
Other receivables	2,885	4,440
	3,257	8,445

As at January 31, 2015, $0.4 million ($3.7 million as at January 31, 2014) of the net working capital adjustments receivable from acquisitions is recoverable from amounts held in escrow related to the respective acquisitions.

Note 6 –Inventory

At January 31, 2015 and January 31, 2014, inventory is entirely comprised of finished goods inventory. Finished goods inventory consists of hardware and related parts for mobile asset units held for sale. A provision for excess or obsolete inventories has been recorded in cost of revenues of $0.3 million, nil and nil for the years ended January 31, 2015, January 31, 2014 and January 31, 2013, respectively.

Note 7 - Capital Assets

	January 31,	January 31,
	2015	2014
Cost
Computer equipment and software	27,218	29,460
Furniture and fixtures	1,117	1,369
Leasehold improvements	466	1,386
Assets under construction	-	157
	28,801	32,372
Accumulated amortization
Computer equipment and software	19,881	21,472
Furniture and fixtures	919	1,129
Leasehold improvements	172	979
	20,972	23,580
	7,829	8,792

Note 8 - Intangible Assets

	January 31,	January 31,
	2015	2014
Cost
Customer agreements and relationships	97,344	81,951
Existing technology	93,911	76,442
Trade names	4,349	4,093
Non-compete covenants	2,407	1,884
	198,011	164,370
Accumulated amortization
Customer agreements and relationships	37,956	32,101
Existing technology	40,326	32,796
Trade names	3,130	3,392
Non-compete covenants	1,473	1,432
	82,885	69,721
	115,126	94,649

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. During 2015, additions to intangible assets primarily consisted of the acquisitions of Computer Management, Customs Info, Airclic, e-customs and Pentant, described in Note 3 to these consolidated financial statements. The balance of the change in intangible assets is due to foreign currency translation and amortization.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $115.1 million over the following periods: $21.7 million for 2016, $20.3 million for 2017, $15.5 million for 2018, $13.3 million for 2019, $12.7 million for 2020, $9.8 million for 2021 and $21.8 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded in our consolidated statements of operations for any of the periods presented.

Note 9 - Goodwill

	January 31,	January 31,
	2015	2014
Balance at January 31, 2014	111,179	88,297
Acquisition of Impatex	-	3,501
Acquisition of Compudata	-	8,201
Acquisition of KSD	714	13,110
Acquisition of Computer Management	1,338	-
Acquisition of Customs Info	26,135	-
Acquisition of Airclic	11,670	-
Acquisition of e-customs	4,581	-
Acquisition of Pentant	1,059	-
Adjustments on account of foreign exchange	(9,236)	(1,930)
Balance at January 31, 2015	147,440	111,179

The business acquisitions of Impatex, Compudata, KSD, Computer Management, Customs Info, Airclic, e-customs and Pentant are described in Note 3 to these consolidated financial statements.

Note 10 - Accrued Liabilities

	January 31,	January 31,
	2015	2014
Accrued compensation and benefits	9,017	8,346
Accrued professional fees	1,137	1,780
Other accrued liabilities	6,541	6,631
	16,695	16,757

Note 11 - Debt

As of January 31, 2015, all amounts previously borrowed under the revolving debt facility have been repaid and no amounts remain owing. We are in compliance with the covenants of the revolving debt facility as of January 31, 2015. On May 28 2014, we amended our revolving debt facility, increasing the borrowing limit from $50.0 million to $77.0 million. The amended facility is comprised of a $75.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. Borrowings under the credit agreement are secured by a first charge over substantially all of our assets. Depending on the type of advance under the available facilities, interest will be charged on advances at a rate of either i) Canada prime rate or US base rate plus 0% to 1.5%; or ii) LIBOR plus 1.5% to 3%. Undrawn amounts are charged a standby fee of between 0.3% and 0.5%. Interest is payable monthly in arrears under both facilities. Standby fees are payable quarterly in arrears. The revolving debt facility contains certain customary representations, warranties and guarantees, and covenants.

As at January 31, 2015 we have outstanding letters of credit of approximately $0.4 million (EUR 0.1 million and NOK 2.0 million) primarily related to our leased premises ($0.5 million as at January 31, 2014).

Note 12 - Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided in respect of our operating and capital lease obligations:

Years Ended January 31,	Operating Leases	Capital Leases	Total
2016	4,845	271	5,116
2017	3,189	134	3,323
2018	2,026	66	2,092
2019	1,181	-	1,181
2020	215	-	215
	11,456	471	11,927

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2018. The future minimum amounts payable under these lease agreements are outlined in the chart above. The $0.5 million balance of the capital lease obligation outstanding at January 31, 2015 is included in accrued liabilities in the consolidated balance sheet. Rental expense from operating leases was $5.2 million, $4.8 million and $3.7 million for the years ended January 31, 2015, January 31, 2014 and January 31, 2013, respectively.

Other Obligations
Deferred Share Unit and Cash-Settled Restricted Share Unit Plans
As described in Note 2 to these consolidated financial statements, we maintain DSU and CRSU plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested CRSUs of $0.7 million for which no liability was recorded on our consolidated balance sheet at January 31, 2015, in accordance with ASC Topic 718, “Compensation – Stock Compensation”. As at January 31, 2015 there were no unvested DSUs. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Business combination agreements
In respect of our acquisition of Customs Info in the second quarter of fiscal 2015, up to $3.9 million in cash may have become payable had certain revenue performance targets been met by Customs Info during the calendar year 2014. The revenue performance targets were not met during the performance period and as a result no amount is payable related to the contingent consideration.

In respect of our acquisition of e-customs in the fourth quarter of fiscal 2015, up to approximately $1.2 million (GBP 0.8 million) in cash may become payable if certain revenue performance targets are met by e-customs during 2016.

In respect of our acquisition of Pentant in the fourth quarter of fiscal 2015, up to approximately $0.4 million (GBP 0.3 million) in cash may become payable if certain revenue performance targets are met by Pentant during 2016.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Note 13 - Share Capital

On July 2, 2014, we completed a public offering of common shares in the United States and Canada at a price of $13.50 per common share pursuant to the short-form base shelf prospectus and related prospectus supplement filed in connection with the offering. The total offering of 10,925,000 common shares included the exercise in full by the underwriters of the 15% over-allotment option, for aggregate gross proceeds to Descartes of $147.5 million. Net proceeds to Descartes were approximately $142.1 million once expenses associated with the offering were deducted inclusive of the related deferred tax benefit on share issuance costs.

Cash flows provided from stock options and share units exercised during 2015, 2014 and 2013 was approximately $0.9 million, $3.6 million and $0.7 million, respectively.

We are authorized to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible.

	January 31,	January 31,	January 31,
(thousands of shares)	2015	2014	2013
Balance, beginning of year	63,661	62,654	62,433
Shares issued:
Stock options and share units exercised	478	1,007	221
Issuance of common shares	10,925	-	-
Acquisitions (Note 3)	416	-	-
Balance, end of year	75,480	63,661	62,654

Note 14 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”) (number of shares in thousands):

Year Ended	January 31, 2015	January 31, 2014	January 31, 2013

Net income for purposes of calculating basic and diluted earnings per share	15,059	9,612	15,996
Weighted average shares outstanding	70,559	62,841	62,556
Dilutive effect of employee stock options	665	1,258	1,279
Dilutive effect of restricted and performance share units	360	271	25
Weighted average common and common equivalent shares outstanding	71,584	64,370	63,860
Earnings per share
Basic	0.21	0.15	0.26
Diluted	0.21	0.15	0.25

For the years ended January 31, 2015, 2014 and 2013, respectively, nil, nil and 40,000 options were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for 2015, 2014 and 2013, respectively, the application of the treasury stock method excluded 215,000, nil and 7,500 options from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

Note 15 - Stock-Based Compensation Plans

Total estimated stock-based compensation expense recognized in our consolidated statement of operations was as follows:

Year Ended	January 31,	January 31,	January 31,
	2015	2014	2013
Cost of revenues	45	54	56
Sales and marketing	70	538	412
Research and development	2	12	44
General and administrative	1,426	1,138	766
Other charges	-	781	-
Effect on net income	1,543	2,523	1,278

For the year ended January 31, 2014 other charges includes stock-based compensation expense of $0.3 million related to a modification of certain PSU grants. Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $0.1 million ($0.2 million at January 31, 2014) recognized in the United States. For the year ended January 31, 2015, we realized a tax benefit of $0.1 million in connection with stock options exercised ($0.2 million in 2014, less than $0.1 million in 2013).

Stock Options

During 2013, we amended our stock option plan agreements to allow for stock options to be surrendered to the Company upon the exercise of tandem stock appreciate rights and settled for cash and/or shares at the option of the Company. The Company does not have an obligation to settle outstanding stock options on a cash basis. The cash settlement value is determined using the closing share price for the day preceding the elected settlement date less the exercise price and applicable employee withholding taxes. For the year ended January 31, 2015, the Company settled 175,000 options, respectively, for $0.4 million in cash related to payment of applicable employee withholding taxes and $0.3 million of common shares issued from treasury. For the year ended January 31, 2014, 300,000 options were settled for $1.4 million in cash and $0.1 million of common shares were issued from treasury. For the year ended January 31, 2013, 340,840 options were settled for $1.5 million in cash and $0.5 million of common shares were issued from treasury.

As of January 31, 2015, we had 778,264 stock options granted and outstanding under our shareholder-approved stock option plan and 217,264 remained available for grant. In addition, we had 175,000 stock options outstanding not approved by shareholders.

As of January 31, 2015, $0.7 million of total unrecognized compensation costs, net of forfeitures, related to non-vested stock option awards is expected to be recognized over a weighted average period of 1.9 years. The total fair value of stock options vested during 2015 was $0.1 million.

The total number of options granted during 2015, 2014 and 2013 was 215,000, nil and 40,000, respectively.

The weighted-average fair value of options and weighted-average assumptions were as follows:

Year Ended	January 31, 2015	January 31, 2014	January 31, 2013
Expected dividend yield (%)	-	N/A	-
Expected volatility (%)	25.4	N/A	33.2
Risk-free rate (%)	1.5	N/A	1.2
Expected option life (years)	5	N/A	5

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2014	1,139,853	$4.39
Granted	215,000	$13.77
Exercised	(220,138)	$3.49
Net Settled for Shares	(175,000)	$4.53
Forfeited	(6,451)	$5.72
Balance at January 31, 2015	953,264	$6.33	2.5	10.6

Vested or expected to vest at January 31, 2015	913,514	$6.23	2.4	10.2

Exercisable at January 31, 2015	654,410	$3.87	1.1	8.9

The weighted average grant-date fair value of options granted during 2015, 2014 and 2013 was $3.47, nil and $2.73 per option, respectively. The total intrinsic value of options exercised during 2015, 2014 and 2013 was approximately $2.4 million, $9.4 million and $0.7 million, respectively. The total intrinsic value of options settled during 2015, 2014 and 2013 was approximately $1.6 million, $1.5 million and $2.0 million, respectively.

Options outstanding and options exercisable as at January 31, 2015 by range of exercise price are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Stock Options
$3.02 – $3.46	$3.03	461,875	0.4	$303	461,875
$5.67 – $5.82	$5.69	228,889	2.7	$5.68	170,535
$6.44 – $8.03	$7.78	47,500	4.2	$7.60	22,000
$13.60 – $13.79	$13.77	215,000	6.4	-	-
	$6.33	953,264	2.5	$3.87	654,410

A summary of the status of our unvested stock options under our shareholder-approved stock option plan as of January 31, 2015 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at January 31, 2014	164,145	$2.21
Granted	40,000	$3.43
Vested	(73,840)	$1.97
Forfeited	(6,451)	$1.96
Balance at January 31, 2015	123,854	$2.56

Performance Share Units

A summary of PSU activity is as follows:

	Number of PSUs Outstanding	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2014	211,428	$11.69
Granted	51,752	$16.67
Exercised	(83,984)	$10.88
Forfeited	(4,938)	$10.93
Balance at January 31, 2015	174,258	$12.61	7.9	3.0

Vested or expected to vest at January 31, 2015	174,258	$12.61	7.9	3.0

Exercisable at January 31, 2015	69,980	$10.86	7.0	1.2

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on January 31, 2015) that would have been received by PSU holders if all PSUs had been vested on January 31, 2015.

As of January 31, 2015, $0.8 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.5 years. The total fair value of PSUs vested during 2015 was $0.9 million.

Restricted Share Units

A summary of RSU activity is as follows:

	Number of RSUs Outstanding	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2014	214,076	$8.96
Granted	51,752	$13.79
Exercised	(85,298)	$8.36
Forfeited	(4,938)	$8.59
Balance at January 31, 2015	175,592	$9.94	7.9	3.1

Vested or expected to vest at January 31, 2015	175,592	$9.94	7.9	3.1

Exercisable at January 31, 2015	123,581	$9.04	7.6	2.2

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on January 31, 2015) that would have been received by RSU holders if all RSUs had been vested on January 31, 2015.

As of January 31, 2015, $0.6 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.7 years. The total fair value of RSUs vested during 2015 was $0.6 million.

Deferred Share Unit Plan

As at January 31, 2015, the total number of DSUs held by participating directors was 209,727 (145,303 at January 31, 2014), representing an aggregate accrued liability of $3.2 million ($2.1 million at January 31, 2014). A total of 64,424 DSUs were granted to directors during 2015. As at January 31, 2015, the unrecognized aggregate liability for unvested DSUs was nil (nil at January 31, 2014). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our consolidated statements of operations was approximately $1.5 million, $1.1 million and $0.1 million for 2015, 2014 and 2013, respectively.

Cash-Settled Restricted Share Unit Plan

A summary of activity under our CRSU plan is as follows:

	Number of CRSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2014	152,794
Granted	68,439
Vested and settled in cash	(106,910)
Forfeited	(467)
Balance at January 31, 2015	113,856	1.5

Vested at January 31, 2015	660	-

Unvested at January 31, 2015	113,196	1.5

We have recognized the compensation cost of the CRSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $1.0 million at January 31, 2015 ($1.2 million at January 31, 2014). As at January 31, 2015, the unrecognized aggregate liability for the non-vested CRSUs was $0.7 million ($1.0 million at January 31, 2014). The fair value of the CRSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to CRSUs recognized in our consolidated statements of operations was approximately $0.6 million, $1.2 million and $1.3 million for 2015, 2014 and 2013, respectively.

Note 16 - Income Taxes

Income (loss) before income taxes is earned in the following tax jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2015	2014	2013

Canada	14,489	6,922	14,908
United States	6,300	7,841	1,529
Other countries	1,032	(1,030)	784
	21,821	13,733	17,221

Income tax expense (recovery) is incurred in the following jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2015	2014	2013
Current income tax expense
Canada	568	61	478
United States	1,060	605	446
Other countries	1,156	1,102	1,154
	2,784	1,768	2,078
Deferred income tax expense (recovery)
Canada	3,741	3,827	5,177
United States	2,144	2,804	(833)
Other countries	(1,907)	(4,278)	(5,197)
	3,978	2,353	(853)
	6,762	4,121	1,225

Income tax expense for 2015, 2014 and 2013 was 31%, 30% and 7% of income before income taxes, respectively, with current income tax expense being 13%, 13% and 12% of income before income taxes, respectively. Deferred income tax expense increased in 2015 compared to 2014 primarily due to a release of valuation allowance which decreased tax expense by $2.7 million in 2014, while only $1.2 million of valuation allowance was released in 2015. Deferred income tax expense increased in 2014 compared to 2013 primarily due to a release of valuation allowance which decreased income tax expense by $4.0 million in 2013, while only $2.7 million of valuation allowance was released in 2014.

In 2013, our current income tax expense was primarily impacted by $0.8 million increase for certain income incurred in Europe for which no offsetting loss carryforwards were available. Deferred income tax expense decreased in 2013 primarily as a result of change in valuation allowance in the UK which has decreased income tax expense by $5.3 million. This decrease was partially offset by a $1.0 million increase in regards to a change of estimate in the US.

The components of the deferred income tax assets and liabilities are as follows:

	January 31,	January 31,
	2015	2014
Assets
Accruals not currently deductible	4,238	4,312
Accumulated net operating losses	22,617	27,486
Corporate minimum taxes	1,710	1,535
Difference between tax and accounting basis of capital assets	7,031	9,005
Writedown of assets not currently deductible	-	1,003
Research and development and other tax credits and expenses	2,792	5,091
Other timing differences	1,508	76
Total deferred income tax assets	39,896	48,508
Liabilities
Difference between tax and accounting basis of intangible assets	(9,232)	(12,975)
Uncertain tax positions incurred in loss years	(530)	(727)
Total deferred income tax liabilities	(9,762)	(13,702)
Net deferred income taxes	30,134	34,806
Valuation allowance	(14,681)	(15,492)
Net deferred income taxes, net of valuation allowance	15,453	19,314

Deferred income tax assets – current	8,572	13,508
Deferred income tax assets – non-current	16,510	19,628
Deferred income tax liabilities – non-current	(9,629)	(13,822)
Net deferred income taxes, net of valuation allowance	15,453	19,314

As at January 31, 2015, we had not accrued for foreign withholding taxes and Canadian income taxes applicable to approximately $86.4 million of unremitted earnings of subsidiaries operating outside of Canada. These earnings, which we consider to be invested indefinitely, will become subject to these taxes if and when they are remitted as dividends or if we sell our stock in the subsidiaries. If we decide to repatriate the foreign earnings, we would need to adjust our income tax provision in the period we determined that the earnings will no longer be indefinitely invested outside Canada.

The provision (recovery) for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	January 31,	January 31,	January 31,
	2015	2014	2013
Net income before taxes	21,821	13,733	17,221

Combined basic Canadian statutory rates	26.5%	26.5%	26.5%

Income tax expense based on the above rates	5,783	3,639	4,564
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangibles	800	1,078	562
Effect of differences between Canadian and foreign tax rates	1,007	663	165
Effect of rate changes on current year timing differences	-	321	(156)
Adjustments in respect to income tax of previous periods	9	355	(503)
Increases (decrease) in tax reserves	(41)	239	565
Valuation allowance	(1,195)	(2,707)	(4,070)
Stock compensation	86	481	102
Other	313	52	(4)
Income tax expense	6,762	4,121	1,225

We have income tax loss carryforwards which expire as follows:

Expiry year	Canada	United States	EMEA	Asia Pacific	Total
2016	-	-	666	342	1,008
2017	-	-	-	173	173
2018	-	575	298	-	873
2019	-	2,957	476	-	3,433
2020		-	203	37	240
Thereafter	256	5,553	75,215	7,732	88,756
	256	9,085	76,858	8,284	94,483

The following is a tabular reconciliation of the total estimated liability associated with uncertain tax positions taken:

	January 31,	January 31,	January 31,
	2015	2014	2013
Liability, beginning of year	6,211	5,639	4,857
Gross increases – current period	825	981	1,389
Lapsing of statutes of limitations	(1,315)	(409)	(607)
Liability, end of year	5,721	6,211	5,639

We have identified provisions equating to $5.7 million with respect to uncertain tax positions as at January 31, 2015.  It is possible that these uncertain tax positions will not be realized in which case up to $4.4 million of the recorded liability will decrease the effective tax rate in future years when this liability is reversed.

Consistent with our historical financial reporting, we recognize accrued interest and penalties related to unrecognized tax positions in general and administrative expense. As at January 31, 2015 and January 31, 2014, the unrecognized tax positions have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Years No Longer Subject to Audit
Tax Jurisdiction
United States Federal	2011 and prior
Canada	2010 and prior
United Kingdom	2011 and prior
Sweden	2009 and prior
Norway	2012 and prior
Netherlands	2009 and prior
Belgium	2011 and prior

Note 17 - Other Charges

Other charges are comprised of executive departure charges, restructuring initiatives which have been undertaken from time to time under various restructuring plans, and acquisition-related costs. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs, and relate to completed and prospective acquisitions.

Other charges included in our consolidated statements of operations are as follows:

	January 31,	January 31,	January 31,
	2015	2014	2013
Executive departure charges	396	3,313	-
Acquisition-related costs	1,666	1,308	1,405
Fiscal 2015 restructuring plan	715	-	-
Fiscal 2014 restructuring plan	100	1,904	-
Prior years’ restructuring plans	(1)	(13)	959
	2,876	6,512	2,364

Executive Departure Charges
In the fourth quarter of 2014, the Company incurred charges related to the departure of the former Chairman and CEO. In the second quarter of 2015, the Company incurred charges related to the departure of the former CFO. To date $3.7 million has been recorded within other charges in conjunction with executive departure charges. At January 31, 2015, $0.9 million remains payable relating to this charge ($2.0 million at January 31, 2014).

Fiscal 2015 Restructuring Plan
In the fourth quarter of 2015, management approved and began to implement the fiscal 2015 restructuring plan to reduce operating expenses and increase operating margins. To date, $0.7 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and other costs. This plan has expected remaining office and other costs of $0.3 million to be expensed in 2016.

The following table shows the changes in the restructuring provision for the fiscal 2015 restructuring plan.

	Workforce Reduction	Office Closure Costs	Other Costs	Total
Balance at January 31, 2014	-	-	-	-
Accruals and adjustments	464	224	27	715
Cash draw downs	(238)	(4)	(27)	(269)
Foreign exchange	-	-	-	-
Balance at January 31, 2015	226	220	-	446

Fiscal 2014 Restructuring Plan
In the second quarter of 2014, management approved and began to implement the fiscal 2014 restructuring plan to reduce operating expenses and increase operating margins. To date, $2.0 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges, office closure costs and network consolidation costs. This plan is complete with no further expected costs.

The following table shows the changes in the restructuring provision for the fiscal 2014 restructuring plan.

	Workforce Reduction	Office Closure Costs	Total
Balance at January 31, 2014	52	96	148
Accruals and adjustments	64	36	100
Cash draw downs	(116)	(99)	(215)
Foreign exchange	-	(8)	(8)
Balance at January 31, 2015	-	25	25

Prior Years’ Restructuring Plans
In prior years, management approved and began to implement certain restructuring plans to reduce operating expenses and increase operating margins. As at January 31, 2015, a balance of less than $0.1 million remains payable related to workforce reduction charges.

Note 18 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our segmented revenue information by geographic location of customer and revenue type:

Year Ended	January 31,	January 31,	January 31,
	2015	2014	2013
Revenues
United States	72,837	68,877	60,420
Canada	15,187	14,388	14,212
Americas, excluding Canada and United States	973	1,028	1,052
Belgium	13,959	14,961	15,668
Netherlands	14,876	14,475	12,370
EMEA, excluding Belgium and Netherlands	44,065	33,095	16,916
Asia Pacific	8,963	4,470	6,245
	170,860	151,294	126,883

Year Ended	January 31,	January 31,	January 31,
	2015	2014	2013
Revenues
Services	159,050	137,795	116,822
Licenses	11,810	13,499	10,061
	170,860	151,294	126,883

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products; and (iv) hardware revenues. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangibles that are attributed to individual geographic segments.

	January 31,	January 31,
	2015	2014
Total long-lived assets
United States	141,981	67,843
Canada	14,745	18,437
Belgium	19,936	28,048
Netherlands	10,483	14,802
EMEA, excluding Belgium and Netherlands	83,250	85,490
	270,395	214,620

Corporate Information

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.	Computershare Trust Company
100 University Avenue	12039 West Alameda Parkway
Toronto, Ontario M5J 2Y1	Suite Z-2 Lakewood, Colorado
North America: (800) 663-9097	80228 USA
Phone: (416) 263-9200	Phone: (303) 262-0600

Independent Registered Chartered Accountants
Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto, Ontario M5J 2V1
Phone: (416) 601-6180

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
Phone: (519) 746-8110 ext. 202358
Toll Free: (800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada
Phone:	(519) 746-8110
(800) 419-8495
Fax:	(519) 747-0082

info@descartes.com
www.descartes.com